Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LUMINEX CORPORATION

GROUPER MERGER SUB, INC.

GENTURADX, INC. AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

SOLELY IN ITS CAPACITY AS THE SELLER REPRESENTATIVE

TABLE OF CONTENTS

Page
ARTICLE I MERGER; NET PURCHASE PRICE; CLOSING	1

Section 1.1	The Merger	1
Section 1.2	Effect of the Merger	2
Section 1.3	Memorandum of Association; Directors and Officers	2
Section 1.4	Conversion of Shares	2
Section 1.5	Upfront Purchase Price; Indemnification Escrow Amount; Expense Fund Amount; Company Expenses	3
Section 1.6	Purchase Price Adjustment	4
Section 1.7	Closing	6
Section 1.8	Closing Deliveries	6
Section 1.9	Treatment of Options and Warrants	8
Section 1.10	Tax Withholding; Surviving Company Payments	9
Section 1.11	Closing of the Company’s Transfer Books; Exchange of Certificates	9
Section 1.12	Contingent Consideration Payments	10
Section 1.13	Order of Payments	14
Section 1.14	Dissenter’s Rights	15

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY	16

Section 2.1	Organization and Good Standing	16
Section 2.2	Authority; No Conflict	16
Section 2.3	Financial Statements	17
Section 2.4	Capitalization	18
Section 2.5	Assets	19
Section 2.6	Real Property	19
Section 2.7	Taxes	19
Section 2.8	Employees	22
Section 2.9	Employee Benefits	23
Section 2.10	Legal Proceedings, Orders	25
Section 2.11	Compliance with Legal Requirements; Governmental Authorizations	26
Section 2.12	Environmental Matters	27
Section 2.13	Insurance	27
Section 2.14	Contracts; No Defaults	27
Section 2.15	Intellectual Property	29
Section 2.16	Relationships with Company Related Persons	32
Section 2.17	No Undisclosed Liabilities	33
Section 2.18	Absence of Certain Changes and Events	33
Section 2.19	Accounts Receivable and Accounts Payable	35
Section 2.20	Material Vendors	35
Section 2.21	Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws	35
Section 2.22	Regulatory Matters	36
Section 2.23	Powers of Attorney; Bank Accounts	37
Section 2.24	Brokers or Finders	37
Section 2.25	Exclusivity of Representations and Warranties	37

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT	37

Section 3.1	Organization and Good Standing	37
Section 3.2	Authority, No Conflict	38
Section 3.3	Brokers or Finders	38
Section 3.4	Sufficient Financial Resources	38

ARTICLE IV ADDITIONAL AGREEMENTS	38

Section 4.1	Publicity; Confidentiality	38
Section 4.2	Employee Matters	39
Section 4.3	Indemnification of Directors and Officers of the Company	40
Section 4.4	Further Assurances	41

ARTICLE V TAX MATTERS	41

Section 5.1	Straddle Periods	41
Section 5.2	Responsibility for Filing Tax Returns	41
Section 5.3	Cooperation on Tax Matters; Tax Contests	42
Section 5.4	Transfer Taxes	42
Section 5.5	Certain Covenants Regarding Post-Closing Matters	42

ARTICLE VI INDEMNIFICATION	43

Section 6.1	Survival; Investigations	43
Section 6.2	Indemnification by the Lenders	43
Section 6.3	Indemnification by Parent	44
Section 6.4	Limitations on Indemnification by the Lenders	45
Section 6.5	Limitations on Indemnification by Parent	46
Section 6.6	Third-Party Claims	47
Section 6.7	Procedure For Indemnification – Other Claims	49
Section 6.8	Calculation of Damages	49
Section 6.9	Treatment of Indemnification Payments	49

ARTICLE VII GENERAL PROVISIONS	49

Section 7.1	Expenses; Late Payments	49
Section 7.2	Assignment; No Third Party Beneficiaries	49
Section 7.3	Notices	49
Section 7.4	Entire Agreement; Disclosure Schedule	50
Section 7.5	Amendment; Waiver; Remedies Cumulative	50
Section 7.6	Severability	50
Section 7.7	Headings; Construction	51
Section 7.8	Execution of Agreement; Counterparts	51
Section 7.9	Governing Law	51
Section 7.10	Submission to Jurisdiction	51
Section 7.11	Enforcement of Agreement	51
Section 7.12	Waiver of Jury Trial	51
Section 7.13	Independence of Covenants, Representations and Warranties	52
Section 7.14	Seller Representative	52
Section 7.15	Conflict of Interest	53

ii

List of Annexes and Exhibits

Annexes
Annex A	-	Defined Terms
Annex B	-	Payment Schedule
Annex C	-	Net Working Capital Chart and Calculation
Annex D	-	Severance Obligations

Exhibits
Exhibit A	-	Indemnification Escrow Agreement
Exhibit B	-	Articles of Merger and Plan of Merger
Exhibit C	-	Letter of Transmittal
Exhibit D	-	Shareholder Support Letter

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), is made and entered into as of July 9, 2012, by and among Luminex Corporation, a Delaware corporation (“Parent”), Grouper Merger Sub, Inc., a British Virgin Islands business company (“Merger Sub”), GenturaDX, Inc., a British Virgin Islands business company (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Seller Representative.  The Company, Parent, Merger Sub and the Seller Representative are referred to herein, collectively, as the “Parties” and, individually, as a “Party.” Capitalized terms used herein are defined as set forth in Annex A attached hereto.

RECITALS

A.
Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the BVI Business Companies Act, 2004 (the “Act”).  Upon consummation of such merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B.
The respective boards of Parent (for itself and as sole shareholder of Merger Sub), Merger Sub and the Company have deemed the Agreement and the Merger to be advisable and in the best interests of their respective shareholders and have unanimously approved this Agreement and the Merger.

C.
The board of directors of the Company has submitted this Agreement (including the Articles of Merger and Plan of Merger) and the Merger for approval and adoption of the Shareholders and has unanimously recommended the approval and adoption of the Agreement (including the Articles of Merger and Plan of Merger) and the Merger by the Shareholders.

D.	Holders of Company Shares sufficient to constitute the Required Company Shareholder Vote have executed and delivered a written consent approving and adopting this Agreement in accordance with the Act.

E.
At the Effective Time, each issued and outstanding Company Share not owned by the Company shall be converted into the right to receive cash disbursements from the Contingent Payments and otherwise as set forth in Section 1.13 if and when payable, on the terms and conditions set forth herein.

AGREEMENT

The Parties, in reliance on and in consideration of the premises hereof and the promises, covenants, agreements, understandings, representations and warranties contained herein, intending to be legally bound, hereby agree as follows:

ARTICLE I
MERGER; NET PURCHASE PRICE; CLOSING

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the Act, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving company in the Merger (the “Surviving Company”) and as the wholly-owned subsidiary of Parent.  The separate corporate existence of Merger Sub will terminate following the Merger.

Section 1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Act.

Section 1.3 Memorandum of Association; Directors and Officers. At the Effective Time:

(a) the Memorandum and Articles of Association of the Surviving Company shall be the Memorandum and Articles of Association of the Company immediately prior to the Effective Time; and

(b) the directors and officers of the Surviving Company immediately after the Effective Time shall be those Persons designated by Parent in its sole discretion.

Section 1.4 Conversion of Shares.

(a) Subject to Section 1.10(a) and Section 1.14, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Shareholder:

(i) each Series C Preferred Share outstanding immediately prior to the Effective Time (other than Dissenting Shares as provided in Section 1.14) shall be cancelled and converted solely into the right to receive cash disbursements from the Contingent Revenue Payments, if and when payable, in accordance with Section 1.12 and Section 1.13, and without interest;

(ii) each Series B Preferred Share outstanding immediately prior to the Effective Time (other than Dissenting Shares as provided in Section 1.14) shall be cancelled and converted solely into the right to receive cash disbursements from the Contingent Revenue Payments, if and when payable, in accordance with Section 1.12 and Section 1.13, and without interest;

(iii) each Series A Preferred Share outstanding immediately prior to the Effective Time (other than Dissenting Shares as provided in Section 1.14) shall be cancelled and converted solely into the right to receive cash disbursements from the Contingent Revenue Payments, if and when payable, in accordance with Section 1.12 and Section 1.13, and without interest; and

(iv) each Common Share outstanding immediately prior to the Effective Time (other than Dissenting Shares as provided in Section 1.14) shall be cancelled and converted solely into the right to receive cash disbursements from the Contingent Revenue Payments, if and when payable, in accordance with Section 1.12 and Section 1.13, and without interest.

(b) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Shareholder:

(i) Each Company Share held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned Subsidiary of the Company or of Parent, immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no consideration shall be delivered in exchange therefore; and

(ii) Each common share, par value $0.0001 per share, of Merger Sub (the “Merger Sub Common Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable common share, par value $0.001 per share, of the Surviving Company.  Each certificate evidencing ownership of Merger Sub Common Shares outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital of the Surviving Company.

Section 1.5 Upfront Purchase Price; Indemnification Escrow Amount; Expense Fund Amount; Company Expenses.

(a) Prior to the Effective Time, Parent may select a bank or trust company in the United States, reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment of the applicable consideration due hereunder to the Sellers and Lenders.  The Company agrees that Parent and the Paying Agent may rely conclusively and solely on Annex B for purposes of making payments due hereunder.  All fees, expenses and other costs relating to the engagement of the Paying Agent will be borne by Parent.  In the event Parent determines to act as Paying Agent, (i) all provisions referring to payments by Parent to the Paying Agent in this Agreement will be deemed to instead require Parent to make direct payments to the parties who would otherwise have received payment from the Paying Agent pursuant to such provisions at the time Parent would otherwise have been required to make such payments to the Paying Agent and (ii) all provisions referring to payments by another party to the Paying Agent in this Agreement will be deemed to instead require such other party to make such payments to Parent and Parent to make the payments otherwise to be made to the parties who would otherwise have received payment from the Paying Agent.

(b) The “Upfront Purchase Price” shall be an amount equal to (A) fifty million dollars ($50,000,000), plus (B) the amount, if any, by which the estimated Net Working Capital set forth on the Closing Certificate is greater than (i.e. less negative than) the Working Capital Target, minus (C) the amount, if any, by which the estimated Net Working Capital set forth on the Closing Certificate is less than (i.e. more negative than) the Working Capital Target, minus (D) the Indemnification Escrow Amount, minus (E) the Special Escrow Amount, minus (F) the Expense Fund Amount, minus (G) the Company Expenses, and minus (H) the Additional Employer Taxes arising from payment of the First Sale Bonus Amount at Closing.

(c) At the Effective Time, Parent shall pay to the Paying Agent the applicable portion of the Upfront Purchase Price payable with respect to Indebtedness in accordance with Annex B, with instructions to the Paying Agent to promptly distribute to the Lenders (and the other holder of Indebtedness) such portion of the Upfront Purchase Price by wire transfer of immediately available funds, in the amounts and otherwise in accordance with Annex B.  As promptly as practicable following the Effective Time, Parent shall cause the Surviving Company to pay to the Sale Bonus Participants the applicable portion of the Upfront Purchase Price by wire transfer of immediately available funds, in the amounts and otherwise in accordance with Annex B and Section 1.10(b) with respect to the First Sale Bonus Amount.

(d) On the Closing Date, Parent shall deposit the Indemnification Escrow Amount and the Special Escrow Amount in immediately available funds into an escrow account (the “Indemnification Escrow Account”) with the Escrow Agent pursuant to the terms and conditions of an escrow agreement in the form attached to this Agreement as Exhibit A (the “Indemnification Escrow Agreement”).  Subject to the terms and conditions of the Indemnification Escrow Agreement, at such time as any portion of the Indemnification Escrow Fund or Special Escrow Fund is released for the benefit of the Sellers or Lenders, and subject to Section 1.10(b), any such portion of the Indemnification Escrow Fund or Special Escrow Fund shall be distributed by the Escrow Agent to Paying Agent, by wire transfer of immediately available funds, with instructions to the Paying Agent to promptly distribute such portion of the Indemnification Escrow Fund or Special Escrow Fund in accordance with Annex B.

(e) On the Closing Date, Parent shall deposit the Expense Fund Amount in immediately available funds into an account designated by the Seller Representative.

(f) At the Effective Time, Parent shall pay the Company Expenses to the applicable service providers by wire transfer of immediately available funds in the amounts and otherwise in accordance with the Expense Payoff Letters.

Section 1.6 Purchase Price Adjustment.

(a) Prior to the Closing, the Company shall deliver to Parent a certificate signed by the Company’s chief executive officer attaching a good faith estimated balance sheet of the Company as of 11:59 p.m. (CDT) on the date immediately prior to the Closing Date (prepared in accordance with GAAP) and a statement (the “Closing Certificate”) setting forth in reasonable detail a good faith estimate as of 11:59 p.m. (CDT) on the date immediately prior to the Closing Date of the following items:  (i) the estimated Net Working Capital and (ii) the estimated Upfront Purchase Price.  Prior to the Closing, Parent and its accountants shall be provided a reasonable opportunity to review any books and records used in preparing the estimated balance sheet and the Closing Certificate.  Attached hereto as Annex C is a chart setting forth, for illustrative purposes, the methodology for calculating the Net Working Capital.

(b) As promptly as practicable, but no later than ninety (90) days after the Closing, Parent shall cause a balance sheet of the Company as of 11:59 p.m. (CDT) on the date immediately prior to the Closing Date (the “Closing Date Balance Sheet”) and a calculation of Net Working Capital and Upfront Purchase Price, in each case as of 11:59 p.m. (CDT) on the date immediately prior to the Closing Date (the “Closing Date Net Working Capital Amount,” and “Closing  Date Purchase Price,” respectively, and collectively, the “Closing Amounts” (and each subject to the final adjustment mechanism provided in this Section 1.6)) to be prepared and delivered to the Seller Representative.  The Closing Date Balance Sheet shall be prepared in accordance with GAAP.

(c) If, within thirty (30) days following delivery of the Closing Date Balance Sheet and the Closing Amounts, the Seller Representative has not given Parent written notice of any good faith objection to the Closing Amounts (which notice shall state in reasonable detail the basis of the Seller Representative’s objection and the matters in dispute and, to the extent known, the amount of any proposed adjustments) (such a notice being an “Adjustment Objection Notice”), then Parent’s calculation of the Closing Amounts shall be binding and conclusive on the Parties for all purposes hereunder and not subject to further dispute or challenge.  During the thirty (30) days following delivery of the Closing Date Balance Sheet and the Closing Amounts, Parent shall use commercially reasonable efforts to provide the Seller Representative and its representatives with access to the books and records of Parent and its representatives relating to the calculation of the Closing Amounts that are reasonably requested by the Seller Representative.

(d) If the Seller Representative gives Parent an Adjustment Objection Notice with respect to Parent’s calculation of the Closing Amounts within the thirty (30) day period referred to in Section 1.6(c) of this Agreement, then the Seller Representative and Parent shall in good faith attempt to resolve the disputed issues set forth in reasonable detail in such Adjustment Objection Notice (and, for avoidance of doubt, all other calculations with respect to the Closing Amounts shall be binding and conclusive on the Parties).  If the Seller Representative and Parent fail to resolve the dispute within twenty (20) days following Parent’s receipt of such Adjustment Objection Notice, the Seller Representative and Parent shall submit the disputed issues (and only such issues) set forth in reasonable detail in such Adjustment Objection Notice remaining in dispute to a nationally recognized certified public accounting firm mutually selected by the Seller Representative and Parent (the “Independent

Accountants”) for resolution in accordance with the guidelines and procedures set forth in this Agreement.  If issues are submitted to the Independent Accountants for resolution, (i) the Seller Representative and Parent shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues; (ii) the determination by the Independent Accountants, as set forth in a notice to be delivered to both the Seller Representative and Parent within thirty (30) days of the submission to the Independent Accountants of the issues remaining in dispute, shall be final, binding and conclusive on the Parties and shall be used in the calculation of the Final Adjustment Amount; and (iii) the fees and expenses of the Independent Accountants shall be allocated and payable by Parent and the Seller Representative  (solely on behalf of the Sellers and Lenders and in its capacity as the Seller Representative, not in its individual capacity) in proportion to the amounts by which their proposals differed from the Independent Accountants’ final determination of the matters in dispute, and the Independent Accountants shall determine such proportions in the Independent Accountants’ final determination.

(e) If the Closing Date Purchase Price as finally determined pursuant to this Section 1.6 exceeds the Upfront Purchase Price set forth in the Closing Certificate, Parent shall pay to the Paying Agent, subject to Section 1.6(g) and Section 1.10(b), the amount of such excess, by wire transfer of immediately available funds, with instructions to the Paying Agent to promptly distribute to the Lenders or Sellers (subject to Section 1.11), as applicable in accordance with Section 1.13, the amount of such excess.  If the Closing Date Purchase Price as finally determined pursuant to this Section 1.6 is less than the Upfront Purchase Price set forth in the Closing Certificate, subject to Section 1.6(f), Parent and the Seller Representative will jointly instruct the Escrow Agent (i) to release to Parent from the Indemnification Escrow Amount the amount of such shortfall and (ii) if such amount to be released to Parent pursuant to clause (i) is less than $100,000, subject to Section 1.10(b), to release to the Paying Agent for prompt distribution to the Lenders or Sellers (subject to Section 1.11), as applicable in accordance with Section 1.13, an amount equal to $100,000 minus the amount to be released to Parent pursuant to clause (i).

(f) All amounts to be paid pursuant to Section 1.6(e) to Parent or to the Lenders or Sellers are referred to as the “Final Adjustment Amounts.”  No Final Adjustment Amount will be paid (or released from escrow) until the aggregate Final Adjustment Amount exceeds fifty thousand dollars ($50,000), in which case the full amount of such Final Adjustment Amount will be paid.  Payment of the Final Adjustment Amounts shall be paid (or instructions to release such amounts from escrow shall be given) within five (5) Business Days after the date of final determination of the Final Adjustment Amount.

(g) Any payments made under this Section 1.6 shall be treated by the Parties as an adjustment to the purchase price payable hereunder for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to such payment causes any such payment not to be treated as an adjustment to the purchase price payable hereunder for Tax purposes.

(h) The Seller Representative acknowledges that receipt of Parent’s determination of the Closing Amounts, if any, together with reasonable details and books and records supporting Parent’s determination of the Closing Amounts, to the extent not already disclosed to the public, may constitute receipt of material, non-public information concerning Parent or its Affiliates.  To the extent such information constitutes material, non-public information concerning Parent or its Affiliates, the Seller Representative acknowledges that it is prohibited from purchasing or selling securities of Parent or its Affiliates, until such information is disclosed to the public, and Seller Representative further agrees to maintain the confidentiality of such information; provided that the Seller Representative may disclose such information to any Seller or Lender provided that such Seller or Lender agrees to maintain the confidentiality of such information and acknowledges the foregoing prohibitions.

Section 1.7 Closing.  The consummation of the transactions provided for in this Agreement (the “Closing”) will take place at the offices of Bass, Berry & Sims PLC, located at 150 Third Avenue South, Suite 2800, Nashville, Tennessee, immediately following the execution and delivery of this Agreement and the receipt of the Closing deliveries pursuant to Section 1.8 below (the “Closing Date”).  Contemporaneously with or as promptly as practicable after the Closing, Merger Sub and the Company shall cause the Articles of Merger (the “Articles of Merger”) and Plan of Merger (the “Plan of Merger”) (as an exhibit to the Articles of Merger) in substantially the forms attached hereto as Exhibit B to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”).  The Merger shall become effective in accordance with the Act as of the time that the Articles of Merger are registered with the Registrar (the “Effective Time”).

Section 1.8 Closing Deliveries. At the Closing:

(a) The Company shall deliver, or cause to be delivered, to Parent:

(i) an employment offer letter or agreement (the “Employment Agreements”) acceptable to Parent, executed by each person requested by Parent prior to Closing;

(ii) instruments or other evidence acceptable to Parent that the Company has taken all actions that may be necessary (under the plans pursuant to which Options and/or Warrants are outstanding) to effectuate the provisions of Section 1.9 of this Agreement and to ensure that, from and after the Effective Time, holders of Options and/or Warrants have no rights or claims with respect to such Options and/or Warrants;

(iii) a resignation agreement acceptable to Parent from each of the officers and directors of the Company and each of its Subsidiaries (the “D&O Letter”) that Parent has requested to resign as of the Closing, executed by each such officer and director;

(iv) payoff letters acceptable to Parent with respect to (A) all unpaid Indebtedness (the “Debt Payoff Letters”) providing for, upon the payment of all outstanding amounts owed by the Company and its Subsidiaries, the termination of all Encumbrances held by the applicable lenders with respect to the assets of the Company and its Subsidiaries (including the authorization of the filing of all necessary UCC-1 termination statements and other necessary documentation in connection with the termination of the Lenders’ security interests (and those of the other holder of Indebtedness)), executed by the Lenders (and other holder of Indebtedness); and (B) all Company Expenses (the “Expense Payoff Letters”), executed by the service providers as applicable;

(v) all notices, licenses, consents, and waivers of third parties specified on Schedule 2.2 attached hereto in form and substance reasonably satisfactory to Parent;

(vi) documents evidencing the Company’s purchase and payment in full of a D&O “tail” insurance policy on terms reasonably acceptable to Parent consistent with Section 4.3;

(vii) a Shareholder Support Letter in the form of Exhibit D executed by each of the Lenders;

(viii) a release, acknowledgement and waiver of dissenters rights acceptable to Parent, executed by Shareholders owning not less than ninety-five percent (95%) of the issued and outstanding Company Shares as of the Effective Time (the “Shareholder Releases”);

(ix) a form of customary opinion of BVI counsel to the Company in form and substance reasonably satisfactory to Parent, which shall be delivered and dated within one Business Day after the Closing Date;

(x) a certificate signed by the Company’s chief executive officer attaching a statement (the “Closing Payment Certificate”) setting forth (A) the name and address (as listed on the Company’s records) of each Seller and Lender (and other holder of Indebtedness), (B) the amounts that each Lender (and other holder of Indebtedness) and Sale Bonus Participant will be entitled to receive at the Closing with respect to Indebtedness and the First Sale Bonus Amount, respectively, out of the Upfront Purchase Price, and the amount of any Taxes required to be withheld or deducted therefrom (assuming that no backup withholding pursuant to Section 3406 of the Code applies because all documents required to be provided by the Sellers will in fact be provided to avoid such backup withholding), (C) with respect to each Lender (and other holder of Indebtedness), the amount of Indebtedness owed to such Lender (and other holder of Indebtedness) by the Company as of immediately prior to the Closing and consistent with the Debt Payoff Letters, the amount of such Indebtedness that exists pursuant to the 2010 Debt Facility and the 2011 Debt Facility, as applicable, and each Lender’s Lender Percentage, 2010 Lender Percentage and 2011 Lender Percentage, respectively (D) with respect to each Sale Bonus Participant, such Sale Bonus Participant’s Executive Sale Bonus Percentage and Broad Based Sale Bonus Percentage, as applicable and (E) with respect to each Shareholder, the number, class and series of Company Shares held by such Shareholder and such Shareholder’s Pro Rata Series C Percentage, Pro Rata Junior Preferred Percentage and Pro Rata Percentage, as applicable, and the number of each share certificate held by each such Shareholder, which statement shall comprise Annex B hereto;

(xi) a certificate in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) to the effect that the Company is not currently and was not at any time during the specified period in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” as that term is defined in Section 897(c)(2) of the Code;

(xii) the certificate of incorporation or memorandum and articles of association (or similar organizational documents) of the Company and each of its Subsidiaries (certified by the applicable jurisdiction of incorporation or formation (if certification is provided in such jurisdiction)) and a certificate of good standing from the applicable jurisdiction of incorporation (in any jurisdiction that recognizes the concept of good standing) and each other jurisdiction in which the Company and each of its Subsidiaries are qualified to do business, each dated within five (5) Business Days prior to the Closing Date;

(xiii) a certificate of the secretary and chief executive officer of the Company (A) certifying, as complete and accurate as of the Closing, attached copies of the memorandum and articles of association of the Company, (B) certifying and attaching all requisite resolutions or actions of the Company’s board of directors and Shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (C) certifying to the incumbency of the officers of the Company executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby;

(xiv) evidence satisfactory to Parent evidencing the termination of all shareholder, registration rights and voting agreements of the Company;

(xv) a participation agreement and a separate release (including, in the case of the Key Employees, non-solicitation provisions) acceptable to Parent executed by each Sale Bonus Participant, unless otherwise approved by Parent;

(xvi) evidence acceptable to Parent of the mailing or delivery of all documents or instruments required to be mailed or delivered by the Company to Shareholders pursuant to applicable requirements of the Act, other Legal Requirement or this Agreement prior to the consummation of the Merger and other transactions contemplated by this Agreement, together with such information regarding the transactions contemplated hereby as may be required under the Act and all applicable Legal Requirements, together with a copy of this Agreement, to allow the Shareholders to validly waive any rights to dissent pursuant to Section 179 of the Act;

(xvii) evidence acceptable to Parent that the Required Company Shareholder Vote has been obtained and that the requisite shareholder approval by the number of Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements set forth on Section 2.7(e) of the Disclosure Schedule has been obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, or a waiver of such payments by the potential recipients thereof; and

(xviii) the Indemnification Escrow Agreement, duly executed and delivered by the Seller Representative.

(b) At the Closing, Parent shall deliver or cause to be delivered:

(i) the Indemnification Escrow Agreement, duly executed and delivered by Parent and the Escrow Agent; and

(ii) to the Company, (A) a certificate duly executed by an authorized officer of Parent (1) certifying and attaching all requisite resolutions or actions of the Parent’s board of directors approving (for itself and as sole shareholder of Merger Sub) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (2) certifying to the incumbency of the officers of Parent executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby and (B) a certificate duly executed by an authorized officer of Merger Sub (1) certifying and attaching all requisite resolutions or actions of the Merger Sub’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (2) certifying to the incumbency of the officers of Merger Sub executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby.

Section 1.9 Treatment of Options and Warrants.

(a) At the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled at the Effective Time without consideration and shall no longer be exercisable by the holder thereof.

(b) At the Effective Time, each Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled at the Effective Time without consideration and shall no longer be exercisable by the holder thereof.

(c) Prior to the Closing the Company has taken all action that may be necessary (under the plans and/or agreements pursuant to which Options and/or Warrants are outstanding) to effectuate the provisions of this Section 1.9 and to ensure that, from and after the Effective Time, holders of Options and/or Warrants have no rights or claims with respect to such Options and/or Warrants.

Section 1.10 Tax Withholding; Surviving Company Payments.

(a) Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts payable by either pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent that amounts are so withheld and duly deposited with the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient in respect of which such withholding was made.

(b) When any amounts become payable with respect to Sale Bonus Participants, as and when such amounts become payable, such amounts shall be delivered by Parent (or the Escrow Agent, as applicable) to the Surviving Company for payroll processing, and the Surviving Company will disburse such payments to the applicable Sale Bonus Participant, less any applicable withholding Taxes.

Section 1.11 Closing of the Company’s Transfer Books; Exchange of Certificates.

(a) At the Effective Time: (i) all Company Shares outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Shareholders, and each certificate representing any such Company Shares (a “Company Share Certificate”) shall thereafter solely represent the right to receive the consideration referred to in Section 1.12 and Section 1.13, if any, without interest; and (b) the share register of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time.  No further transfer of any such Company Shares shall be made on such share register or other records of the Company after the Effective Time.  If, after the Effective Time, a Company Share Certificate is presented to Parent or to the Surviving Company, such Company Share Certificate shall be canceled and shall be exchanged as provided in this Section 1.11.

(b) Prior to the Effective Time, the Company has mailed or otherwise delivered, or caused to be mailed or otherwise delivered, as required by applicable Legal Requirements, to each Shareholder a statement in accordance with the Act regarding dissenter’s rights, together with such information regarding the transactions contemplated hereby as may be required under the Act and all applicable Legal Requirements, together with a copy of this Agreement (including the Articles of Merger and Plan of Merger) to allow the Shareholders to validly waive or assert any rights to dissent pursuant to Section 179 of the Act and to validly approve the Agreement and the Merger, a letter of transmittal substantially in the form attached hereto as Exhibit C (a “Letter of Transmittal”) and instructions for use in effecting the surrender of Company Share Certificates, unless such Shareholder has previously surrendered to the Company all Company Share Certificates held by such Shareholder, together with a duly completed and executed Letter of Transmittal.  After the Effective Time and promptly following surrender of any Company Share Certificates to the Paying Agent or the Surviving Company, together with a duly completed and executed Letter of Transmittal, Parent shall instruct the Paying Agent to deliver to the holders thereof, the consideration payable in respect of such shares in accordance with Section 1.12 and Section 1.13, if any.

(c) If any Company Share Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the entry by such Person into an indemnification agreement in form reasonably satisfactory to Parent (but without the necessity of posting bond with respect thereto), Parent shall instruct the Paying Agent to pay, in exchange for such lost, stolen or destroyed certificate, any amount payable in respect of the Company Shares evidenced by such certificate in accordance with the provisions of Section 1.12 and Section 1.13, if any.  In the event that the amount payable in respect of the Company Shares is to be paid to a Person other than the Person in whose name the Company Share Certificate is registered, it shall be a condition of payment that the Company Share Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Company Share Certificate or any related stock power shall be properly guaranteed (if  required by the Paying Agent) and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of the Company Share Certificate or establish to the satisfaction of the Parent that such Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 1.11, each Company Share Certificate shall be deemed at any time from and after the Effective Time to represent only the right to receive the consideration referred to in Section 1.12, if any, without interest.

(d) Any portion of the consideration payable in respect of Company Shares in accordance with Section 1.12 and Section 1.13 that remains undistributed six (6) months after the date such consideration becomes payable to such Shareholders in accordance with this Agreement will be delivered to the Surviving Company, upon demand, and any Shareholder that has not previously complied with this Section 1.11 will thereafter look only to the Surviving Company and Parent, as general creditors thereof, for payment of such Shareholder claim for the consideration, without interest.

(e) None of Parent, the Company, the Surviving Company or the Paying Agent, nor any of their respective officers, directors, employees, agents or counsel, will be liable to any Person in respect of any amount payable in respect of the Company Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Any amounts paid by Parent to Paying Agent to pay for Dissenting Shares for which demands for payment of the fair value have been perfected shall be returned to the Surviving Company upon demand.

Section 1.12 Contingent Consideration Payments.

(a) Development Milestones.  Subject to the terms of this Section 1.12, Parent will pay, in accordance with Section 1.13, certain future payments with respect to certain development milestones as specified below.  The payments, if any, earned in accordance with Sections 1.12(a)(i) and (ii) of this Agreement shall be referred to herein as the “Milestone Payments.”

(i) Upon the occurrence on or prior to December 31, 2013, of both (A) the Successful CE Marking of the IDbox System and (B) the Successful CE Marking of at least one (1) assay that is offered commercially for use with the IDbox System (the “First Development Milestone”), then a one-time payment in the amount of three million dollars ($3,000,000) (the “First Development Milestone Payment”) will be paid by Parent to the Paying Agent (subject to Section 1.10(b)), with instructions to the Paying Agent to distribute such amount to the Lenders and/or Sellers in accordance with Section 1.13 within forty-five (45) days of the achievement of the First Development Milestone. If the First Development Milestone is not achieved by December 31, 2013, no First Development Milestone Payment will be made and such opportunity for the First Development Milestone Payment will be terminated.

(ii) Upon the FDA 510(k) clearance of the IDbox System in the United States (including a minimum of one (1) IVD assay and clinical software version simultaneously cleared by the FDA) as a Class II medical device (or comparable classification under applicable successor or replacement rules or regulations) on or prior to December 31, 2013 (the “Second Development Milestone”, and together with the First Development Milestone, the “Development Milestones”), then a one-time payment in the amount of seven million dollars ($7,000,000) (as such amount may be adjusted pursuant to the next sentence, the “Second Development Milestone Payment”) will be paid by Parent to the Paying Agent (subject to Section 1.10(b)), with instructions to the Paying Agent to distribute such amount to the Lenders and/or Sellers in accordance with Section 1.13 within forty-five (45) days of the achievement of the Second Development Milestone. In the event that the Second Development Milestone is not achieved by December 31, 2013, the potential amount of the Second Development Milestone Payment will be reduced by one million dollars ($1,000,000) immediately and then reduced a further one million dollars ($1,000,000) for each calendar month that passes after January 1, 2014, until June 30, 2014, without achievement of the Second Development Milestone.  If the Second Development Milestone is not achieved by June 30, 2014, no Second Development Milestone Payment will be made. Upon request of the Seller Representative, Parent and the Surviving Company will from time to time (but not more than once per calendar quarter) provide the Seller Representative reasonable updates with respect to status of progress toward achieving the Development Milestones in response to such requests.

(b) Annual Sales Payments. Subject to the terms of this Section 1.12, Parent will pay to the Paying Agent (subject to Section 1.10(b)), with instructions to the Paying Agent to promptly distribute to the Lenders and/or Sellers, in accordance with Section 1.13, certain payments with respect to each of the 2013, 2014 and 2015 calendar years (each, a “Measurement Period”), based on the achievement of the IDbox Revenue targets for the Measurement Periods as specified below.  The payments, if any, earned in accordance with Section 1.12(b)(i) of this Agreement with respect to the Measurement Periods shall be referred to herein as the “Contingent Revenue Payments” and, together with the Milestone Payments, shall collectively be referred to herein as the “Contingent Payments.”

(i) If the IDbox Revenue for

(A) the 2013 Measurement Period is greater than three million six hundred thousand dollars ($3,600,000) (the “2013 Target”);

(B) the 2014 Measurement Period is greater than seventeen million one hundred thousand dollars ($17,100,000) (the “2014 Target”); or

(C) the 2015 Measurement Period is greater than thirty seven million four hundred thousand dollars ($37,400,000) (the “2015 Target” and, together with the 2013 Target and 2014 Target, collectively, the “Annual Revenue Targets”);

then in each case a one-time payment equal to fifty percent (50%) of the amount by which annual IDbox Revenue for the applicable Measurement Period exceeds the applicable Annual Revenue Target (each an “Annual Revenue Payment” and the aggregate of any such payments, the “Aggregate Annual Revenue Payments”) shall be payable to the Lenders and/or Sellers in accordance with Section 1.13.  For the avoidance of doubt, each Annual Revenue Payment shall be payable based on IDbox Revenue recognized only during the applicable Measurement Period and IDbox Revenue recognized during any previous Measurement Period shall not be included in IDbox Revenue for such Measurement Period for purposes of determining whether any Annual Revenue Payment is payable.  In the event that the Annual Revenue Target for any Measurement Period is not achieved, no Annual Revenue Payment will be made for such Measurement Period.

(ii) Within seventy-five (75) days after the end of each Measurement Period, Parent shall submit to the Seller Representative Parent’s calculation of the ID Box Revenue and Contingent Revenue Payments (the “Contingent Payment Calculation”), together with reasonable details supporting Parent’s determination of the IDbox Revenue and Contingent Payment Calculation.  After delivery of the Contingent Payment Calculation and until any dispute with respect thereto is finally resolved (as set forth below), the Seller Representative’s accountants shall be permitted reasonable access, during normal business hours and upon reasonable advance notice, to review the books and records of Parent and the Surviving Company related to the preparation of the Contingent Payment Calculation; provided, however, that such access may be limited such that it does not (i) unreasonably disrupt the normal operations of Parent or the Surviving Company, (ii) result in the waiver of any attorney-client privilege or the disclosure of any Trade Secrets or (iii) violate any Legal Requirement or the terms of any applicable Company Contract with a third party that is not an Affiliate of Parent or the Surviving Company.  If, within thirty (30) days following delivery of the Contingent Payment Calculation, the Seller Representative has not given Parent written notice of any good faith objection to the Contingent Payment Calculation (which notice shall state in reasonable detail the basis of the Seller Representative’s objection, the matters in dispute and an estimate, to the extent known, of the amount of any proposed adjustments) (such a notice being a “Contingent Payment Objection Notice”), then the Contingent Payment Calculation shall be deemed final and shall be binding and conclusive on Parent and the Lenders, Sellers and Seller Representative for all purposes and not subject to further dispute or challenge. Any disputes regarding the Contingent Revenue Payments shall be finally determined in accordance with the review and dispute procedures provided in Section 1.6(d) of this Agreement (replacing all references to “Final Adjustment Amount,” or “Closing Amounts” with “Contingent Revenue Payments” and replacing all references to “Adjustment Objection Notice” with “Contingent Payment Objection Notice”).

(c) Subject to Parent’s set-off rights pursuant to Section 6.4, the Contingent Payments, if any and less any applicable withheld Taxes pursuant to Section 1.10(b), shall be paid by wire transfer to the Lenders and/or Sellers in accordance with Section 1.13 and Annex B, which Paying Agent, Parent and the Surviving Company may conclusively rely upon.  The Milestone Payments shall be made at the times specified in Section 1.12(a) and the Contingent Revenue Payments shall be made within ten (10) days after final determination pursuant to Section 1.12(b).  Upon such payment to the Paying Agent, if a Payment Agent has been appointed, or offset as described in this Agreement, Parent shall be fully released and discharged from any obligations with respect to such Contingent Payment.

(d) Following the Closing, Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the development, manufacture and commercialization of the IDbox System, accessories or assays in all respects, including the determination to test, develop, pursue, market, make any regulatory filings, including any FDA filing, or seek any regulatory approvals, including any marketing approvals in the United States or the European Union, with respect to, or make any strategic product portfolio decisions affecting, the IDbox System, and Parent shall have no obligation to consult with the Lenders, Sellers or the Seller Representative with respect to the business of the Company and its Subsidiaries.  None of this Agreement or any agreement contemplated hereby or any fact, circumstance or matter relating hereto or thereto (including the process of negotiation, execution and implementation hereof or thereof) shall be construed to impose upon Parent or any of its Affiliates any express or implied obligation, duty or expectation to test, develop, pursue, market, make any regulatory filings or seek any regulatory approvals with respect to, or otherwise advance the IDbox System.  For the avoidance of doubt, nothing contained in this Agreement is intended to control or otherwise restrict in any way management of Parent from (and Parent shall have complete discretion in) operating the Company and its Subsidiaries in any respect and making all business and customer decision (including, without limitation, regarding efforts or resources to secure or maintain business, the hiring or termination of employees, the incurrence of expenses and requiring compliance with Parent’s and its Affiliates’ internal controls, corporate governance policies and procedures, legal and regulatory compliance standards and other similar matters) in the manner which the Parent’s management or board of directors deem appropriate in their sole discretion and without taking into consideration the impact of such actions on the Contingent Payments.  Without limiting the foregoing, the Lenders and Sellers acknowledge that (1) the Surviving Company and its Subsidiaries (as well as all employees and consultants of Parent, the Surviving Company or any of their respective Affiliates providing services to the Surviving Company and/or its Subsidiaries) shall be subject to Parent’s policies and procedures applicable to Subsidiaries, divisions, units and groups of Parent (including, for example, codes of conduct and insider trading, corporate governance, budget and compensation approval policies) and (2) the Company and its Subsidiaries shall be subject to the general oversight of Parent and its board of directors, who have fiduciary duties to Parent and its shareholders.

(e) For avoidance of doubt, none of Parent or any of its Affiliates (i) will owe the Lenders or Sellers any fiduciary or similar duty in respect of this Section 1.12, (ii) are making any representations or warranties to the Lenders or Sellers with respect to the operations of the business or Company after the Closing or with respect to any estimates or projections relating to IDbox Revenues, or (iii) will have any obligation in respect of this Section 1.12, it being the Parties’ intention that any other representations, warranties, covenants, agreements, duties and/or obligations, express or implied, in respect of this Section 1.12 and the earning or payment of the Contingent Payments are expressly waived and disclaimed by the Lenders and Sellers; provided, that Parent shall not take any action with the specific intent of preventing or decreasing in any material respect the earning of the Contingent Payments (i.e., unrelated to any significant business purpose).  Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement will be construed to require Parent to maintain the Business separately (or with separate books and records).  In addition, nothing in this Agreement shall be interpreted as a restriction or limitation on Parent’s and its Affiliates’ rights and abilities (x) to acquire by purchase, exchange, or otherwise any other Person, whether or not engaged in a business similar or related to the Business (an “Acquired Business”), (y) to sell or assign all or any of the assets or liabilities of, or to merge the Business or the Surviving Company with, another Person, or enter into a joint venture with another Person (such other Person, a “Consolidating Business,” and any sale of all or substantially all of the assets of the Business, a “Business Disposition”)), or (z) liquidate or dissolve the Business or the Surviving Company (together with a Business Disposition and a Consolidating Business, in each case relating only to the Company and with a party other than Parent or its Affiliates, a “Corporate Transaction”).  The Lenders and Sellers shall have no rights or interest in or relating to any Acquired Business or any Consolidating Business, Business Disposition or Corporate Transaction, or any IDbox Revenue contributed therefrom except for the right to receive Contingent Payments in accordance with the terms of this Agreement.  Parent shall not enter into nor allow the Surviving Company to enter into any Corporate Transaction unless the obligation to make Contingent Payments is assumed by the successor to the Business in all respects.  Notwithstanding the foregoing, the Lenders’ and Sellers’ sole and exclusive remedy (acting through the Seller Representative) for a Corporate Transaction in which the obligations under this Section 1.12 are not, where applicable, being assumed shall be a claim or action for monetary damages, if any, pertaining to the Contingent Payments, and the Lenders and Sellers shall have no right to prevent, challenge or rescind a Corporate Transaction.

(f) The Lenders and Sellers agree and acknowledge that there may be no Contingent Payment payable pursuant to the provisions of this Section 1.12 and that the right to receive the Contingent Payments, if any, pursuant to this Agreement:  (i) does not represent an ownership interest in Parent, the Surviving Company, the Business or any of its respective Affiliates; (ii) does not carry voting, dividend or liquidation rights; (iii) is not represented by any form of certificate or instrument; (iv) does not bear any interest; and (v) shall not be assignable or transferable except (A) by operation of law, will or intestate succession, (B) if the applicable Seller is an individual, to (x) trusts all of the beneficiaries of which are such individual and/or such individual’s spouse, descendants and siblings and descendants of such individual’s siblings or (y) family limited partnerships or family limited liability companies all of the equity interests of which are and in the future shall be owned by such individual and/or such individual’s spouse, descendants and siblings and descendants of such individual’s siblings, (C) if the applicable Seller to receive a portion of such Contingent Payment is a non-individual, to (x) an Affiliate of such Seller or (y) to a non-Affiliate of such Seller in connection with the sale of all or substantially all of the portfolio assets of such Seller, a sale of such portion of the Contingent Payment(s) in connection with the winding up or dissolution of such Seller or a distribution to partners or other equity holders of such Seller (provided, that any assignment pursuant to this Section 1.12(f) shall be subject to each assignee agreeing in writing to be bound by all of the terms and conditions of this Agreement pertaining to the Contingent Payment assigned to such assignee) or (D) pursuant to the Lender Side Letter.  Notwithstanding the foregoing, no assignment pursuant to this Section 1.12(f) shall limit or otherwise effect any of the restrictions, liabilities, covenants or obligations under this Agreement or otherwise applicable to Parent or the Surviving Company and the assignor other than the obligation of Parent and the Surviving Corporation to cause payment to be made to the applicable assignee in lieu of the applicable assignor.

(g) Any payments made under this Section 1.12 shall be treated by the Parties as an adjustment to the purchase price payable hereunder for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to such payment causes any such payment not to be treated as an adjustment to the purchase price payable hereunder for Tax purposes.

(h) The Seller Representative acknowledges that receipt of Parent’s determination of the Contingent Payments, if any, together with reasonable details supporting Parent’s determination of the Contingent Payments and any Development Milestone status updates, to the extent not already disclosed to the public, may constitute receipt of material, non-public information concerning Parent or its Affiliates.  To the extent such information constitutes material, non-public information concerning Parent or its Affiliates, the Seller Representative acknowledges that they are prohibited from purchasing or selling securities of Parent or its Affiliates, until such information is disclosed to the public, and Seller Representative further agrees to maintain the confidentiality of such information; provided that the Seller Representative may disclose such information to any Seller or Lender provided that such Seller or Lender agrees to maintain the confidentiality of such information and acknowledges the foregoing prohibitions.

Section 1.13 Order of Payments.  All amounts of the Upfront Purchase Price, Final Adjustment Amounts, Contingent Payments, Indemnification Escrow Fund, Expense Fund Amount and Special Escrow Fund shall be payable to the Sellers and Lenders as follows, subject to the set-off rights of the Parent Indemnified Persons in Article VI:

(a) All Upfront Purchase Price payable at Closing shall be paid to the Persons as specified in, and in accordance with, Section 1.5(c);

(b) All Contingent Payments, payments of Final Adjustment Amounts pursuant to Section 1.6(e), releases of the Indemnification Escrow Fund or Special Escrow Fund pursuant to Section 1.5(d) and releases of the Expense Fund Amount pursuant to Section 7.14(c) shall be made (1) to the Lenders in proportion to their relative 2011 Lender Percentages until such time as the Lenders have received, after taking into account all payments under this Agreement to the Lenders (including any payments to the Lenders from the Indemnification Escrow Fund or Special Escrow Fund), the 2011 Debt Repayment Amount, (2) to the Lenders in proportion to their relative 2010 Lender Percentages until such time as the Lenders have received, after taking into account all payments under this Section 1.13(b)(2) to the Lenders (including any payments to the Lenders from the Indemnification Escrow Fund or Special Escrow Fund), the 2010 Debt Repayment Amount and (3) thereafter:

(i) First, to the Series C Shareholders according to their relative Pro Rata Series C Percentages until an aggregate amount equal to the Series C Liquidation Preference has been paid to the Series C Shareholders (in each case as set forth on Annex B);

(ii) Second, to the Series A Shareholders and Series B Shareholders according to their relative Pro Rata Junior Preferred Percentages until an aggregate amount equal to the Series A Liquidation Preference and the Series B Liquidation Preference has been paid to the Series A Shareholders and Series B Shareholders, respectively (in each case as set forth on Annex B); and

(iii) Third, to the Shareholders according to their relative Pro Rata Percentages (in each case as set forth on Annex B).

(c) Notwithstanding the foregoing provisions of this Section 1.13, Contingent Payments, payments of Final Adjustment Amounts pursuant to Section 1.6(e), releases of the Indemnification Escrow Fund or Special Escrow Fund pursuant to Section 1.5(d) and releases of the Expense Fund Amount pursuant to Section 7.14(c) shall be made as follows:

(i) After an aggregate amount equal to fifty two million dollars ($52,000,000) has been paid to Sellers and/or Lenders pursuant to Section 1.13(a) and Section 1.13(b), prior to making any further payments as set forth in Section 1.13(b), up to an aggregate amount equal to the Second Sale Bonus Amount shall be paid to the Sale Bonus Participants in accordance with their relative Executive Sale Bonus Percentages as set forth on Annex B; and

(ii) After the Second Sale Bonus Amount has been paid in full to the Sale Bonus Participants pursuant to Section 1.13(c)(i), payments shall continue to be made pursuant to Section 1.13(b), except that thereafter each payment to be made pursuant to Section 1.13(b) will be reduced by an amount equal to fifteen percent (15%) of such payment, which amount shall instead by paid to the Sale Bonus Participants ratably in accordance with their relative Broad Based Sale Bonus Percentages as set forth on Annex B.

Section 1.14 Dissenter’s Rights.  Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by Shareholders who have not voted in favor of the Merger and who have given proper, timely notice in writing of such Shareholder’s election to dissent and demand payment for such Company Shares in accordance with Section 179 of the Act (collectively, “Dissenting Shares”) shall not be converted into, or represent the right to receive, the consideration payable in respect of such shares in accordance with Section 1.4.  Such Shareholders shall be entitled to receive payment of the fair value of such Company Shares held by them in accordance with the provisions of Section 179 of the Act, except that all Dissenting Shares held by Shareholders who fail to perfect or who effectively withdraw or lose their rights to dissent with respect to such Company Shares under such Section 179 of the Act shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the consideration payable in respect of such shares in accordance with Section 1.4, without any interest thereon, upon surrender, in the manner provided in Section 1.12.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Parent the representations and warranties contained in this Article II as of the date hereof and as of the Closing Date.  Such representations and warranties are subject to the qualifications and exceptions set forth in the disclosure schedule delivered by the Company to Parent on the date hereof (the “Disclosure Schedule”). The disclosures set forth in each section and subsection of the Disclosure Schedule shall qualify (a) the representations and warranties set forth in the corresponding section or subsection of this Article II, (b) any exception or disclosure explicitly cross-referenced to such section and subsection of the Disclosure Schedule by reference from another section or subsection of the Disclosure Schedule and (c) any other representations and warranties set forth in this Article II if it is reasonably apparent based on the substance of such disclosure that the disclosure applies to such other representations and warranties).  For purposes of Sections 2.2 through 2.24 of this Article II only, references to the Company will be deemed to include the Company and its Subsidiaries, except for Section 2.2(a), Section 2.3(a) and Section 2.4.

Section 2.1 Organization and Good Standing.  The Company and each Subsidiary of the Company is a business company, corporation or limited liability company duly organized or formed, validly existing, and in good standing under the laws of the jurisdiction of its organization or formation, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to execute and deliver this Agreement and perform its obligations hereunder.  The Company and each Subsidiary of the Company is duly qualified to do business and is in good standing (to the extent such foreign jurisdiction recognizes the concept of good standing) in every domestic or foreign jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify, except where the failure to be so qualified would not be material.  Each jurisdiction in which the Company and each Subsidiary of the Company is qualified to do business is listed on Section 2.1 of the Disclosure Schedule.  Complete and accurate copies of the organizational documents of the Company and each Subsidiary of the Company have been delivered to Parent.

Section 2.2 Authority; No Conflict.

(a) Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.   Each of the agreements, documents and instruments executed by the Company and delivered at the Closing pursuant to Section 1.8(a) of this Agreement (collectively, the “Company’s Closing Documents”) constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  The Company has all requisite power and authority to execute and deliver this Agreement and the Company’s Closing Documents.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company and its Shareholders and no other action on the part of the Company or its Shareholders, respectively, is necessary to authorize the execution and delivery of this Agreement and the Company’s Closing Documents by the Company or the consummation of the transactions contemplated hereby or thereby.

(b) Neither the execution and delivery of this Agreement and the Company’s Closing Documents by the Company nor the consummation or performance of the transactions contemplated hereby or thereby by the Company will, directly or indirectly (with or without notice or lapse of time):  (i) contravene, conflict with, or result in a violation of any provision of the organizational documents of the Company; (ii) contravene, conflict with, or result in a violation of any Legal Requirement, or any Order of any Governmental Authority, to which the Company is subject; (iii)  contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company; (iv) breach any provision of, give any Person the right to declare a default or exercise any right or remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any, Material Company Contract; or (v) result in the creation or imposition of any Encumbrance upon any of the assets of the Company.

(c) The Company is not and will not be required to give any notice to or obtain any consent or approval from (i) any Governmental Authority or other Person, or (ii) any party to any Material Company Contract in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than the filing of the Articles of Merger and Plan of Merger in accordance with the requirements of the Act.

Section 2.3 Financial Statements.

(a) The following financial statements are attached as Section 2.3(a) of the Disclosure Schedule:  (i) the audited consolidated financial statements of the Company as of December 31, 2011 and 2010, including the balance sheet and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows of the Company as of and for the fiscal years then ended, including in each case the notes thereto, together with the report of the independent certified public accounting firm set forth therein (the “Audited Financial Statements”; the balance sheet of the Company as of December 31, 2011, the “Reference Balance Sheet”; the date of the Reference Balance Sheet, the “Reference Balance Sheet Date”); and (ii) the unaudited financial statements of the Company as of May 31, 2012, including the unaudited balance sheet and the related unaudited statement of operations and statement of cash flows of the Company as of and for the five (5) month period then ended (such financial statements, the “Unaudited Financial Statements”) (the Audited Financial Statements and the Unaudited Financial Statements, collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with (i) the books and records of the Company and (ii) GAAP consistently applied (except, in the case of the Unaudited Financial Statements, for the absence of footnotes (that, if presented, would not differ materially from those included in the Audited Financial Statements) and normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material)).  The Financial Statements fairly present in all material respects the financial position, results of operations and cash flows of the Company as of the dates and for the periods specified.  The Company has made and maintained (and delivered to Parent) true, correct and complete books and records and accounts, which have been maintained in accordance with applicable Legal Requirements and sound business practices in all material respects.  Notwithstanding the foregoing, the Company makes no representations regarding the amounts of or any limitations on the use of its net operating losses, capital losses, tax credits or similar items.

(b) (i) The Company has implemented and maintained a system of internal control over financial reporting designed and intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and (ii) no material weaknesses in internal controls or reportable conditions exist as of the Reference Balance Sheet Date.  Neither the Company nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company, has received written notice of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or internal control over financial reporting of the Company, including any written complaint, allegation, assertion or claim that the Company has engaged in improper accounting practices.

Section 2.4 Capitalization.

(a) Section 2.4(a) of the Disclosure Schedule sets forth the number of authorized and issued and outstanding shares of each class of shares of the Company (including treasury shares), the name and address of each record holder of such shares, the number of each share certificate held by such record holder of such shares and the number of shares of such class held by each such record holder.  The shares of the Company have not been issued in violation of, and is not subject to, any preemptive or subscription rights or rights of first refusal.  The Company has not violated the Securities Act or other applicable Legal Requirements in connection with the offer, sale or issuance of its equity or debt securities.  All of the issued and outstanding shares of the Company were validly issued and are fully paid and non-assessable.

(b) Section 2.4(b) of the Disclosure Schedule sets forth a true and complete list of (i) each Subsidiary of the Company, listing for each Subsidiary its name, the name of each Person holding an ownership interest in such Subsidiary, the percentage of stock or other equity interest of such Subsidiary owned by the Company or a Subsidiary of the Company and, for each Subsidiary that is a corporation, the number of authorized and issued and outstanding shares of each class of capital stock of such Subsidiary (including treasury shares), and (ii) all other Persons in which the Company or any Subsidiary of the Company, owns of record or beneficially, any direct or indirect equity or other similar interest or any right (contingent or otherwise) to acquire the same, listing for each Person its name, the name of the Company or Subsidiary of the Company holding an ownership interest in such Person, the percentage of stock or other equity interest of such Person owned by the Company or a Subsidiary of the Company and, for each such Person that is a corporation, the authorized and outstanding capital stock of each such Person.  The capital stock or other equity interests of each Subsidiary of the Company has not been issued in violation of, and is not subject to, any preemptive or subscription rights or rights of first refusal.  No Subsidiary of the Company has violated the Securities Act or other applicable Legal Requirements in connection with the offer, sale or issuance of its equity securities. All of the issued and outstanding shares of each Subsidiary of the Company that is a corporation were validly issued and are fully paid and non-assessable.  The Company and/or the Subsidiaries are the record and beneficial owner of all of the outstanding shares or other equity interests of each Subsidiary of the Company, free and clear of any Encumbrances (except as may be imposed under state and/or federal securities laws).

(c) Section 2.4(c) of the Disclosure Schedule sets forth the name and address of record of the holders of Options and/or Warrants, the number of shares and class of the Company’s shares subject to such Options and Warrants, the exercise price of such Options and Warrants and the grant date, vesting dates and the termination date of such Options and Warrants.  There are (i) no outstanding obligations, Options, Warrants, convertible securities (including convertible debt securities) or other rights, agreements, arrangements or commitments of any kind, directly or indirectly, relating to the shares or other equity interests of the Company, or securities convertible or exchangeable into shares or other equity interests of the Company, or obligating the Company to issue or sell any shares of, or any other equity interests in, the Company, (ii) no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its shares or other equity interests or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person, or (iii) to the Company’s Knowledge, no voting trusts, shareholder agreements, registration rights agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares or other equity interests of the Company.

Section 2.5 Assets.

(a) The Company has good and valid title to, or a valid and enforceable right to use under a Company Contract, all property and assets (whether tangible or intangible) used or held for use by the Company in connection with the Business, including all such assets reflected in the Reference Balance Sheet or acquired since the Reference Balance Sheet Date, free and clear of all Encumbrances other than Permitted Encumbrances, which assets and property constitute all assets, tangible or intangible, necessary for the conduct of the Business.

(b) Each significant item of tangible personal property of the Company is in good repair and good operating condition, ordinary wear and tear excepted, and is suitable for immediate use in the ordinary course of business.  No such item of tangible personal property is in need of material repair or replacement other than as part of routine maintenance in the ordinary course of business.  All tangible personal property and inventory of the Company is in the possession of the Company.

Section 2.6 Real Property.

(a) Section 2.6(a) of the Disclosure Schedule sets forth a true and correct list of all real property leases to which the Company is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Company Real Property Leases”; all real property in which the Company holds a leasehold interest, whether as lessee or sublessee, the “Real Property”) and the corresponding street address, approximate rentable square footage, monthly rent, expiration date and any renewal options with respect to the Company Real Property Leases.  Except for the Company Real Property Leases identified in Section 2.6(a) of the Seller Disclosure Schedule, the Company does not own any interest (fee, leasehold or otherwise) in any real property and the Company has not entered into any leases, arrangements, licenses or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Real Property. The Company enjoys peaceful and undisturbed possession of the Real Property.

(b) The Company owns a valid leasehold interest in the Real Property, free and clear of any Encumbrances other than Permitted Encumbrances.  The use of the Real Property by the Company for the purposes for which it is currently being used conforms in all material respects to all applicable public and private restrictions, fire, safety, zoning and building laws and ordinances, laws relating to the disabled, and other applicable Legal Requirements.

Section 2.7 Taxes.

(a) The Company has filed all Tax Returns that it was required to file under applicable laws and regulations.  All such Tax Returns were correct and complete in all material respects and were prepared in compliance with all applicable Legal Requirements.  All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. The Company currently is not the beneficiary of any extension of time within which to file any Tax Return, other than federal and applicable state income Tax Returns for its 2011 taxable year.  No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.  There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(b) The Company has withheld and timely paid all Taxes required to have been withheld or paid in connection with any income allocated to or amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has complied in all material respects with all applicable Legal Requirements relating to the payment, withholding, reporting and record keeping requirements related to any such Taxes required to be collected or withheld.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax Proceedings are pending or being conducted with respect to the Company.  The Company has not received from any Governmental Authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company.  Section 2.7(c) of the Disclosure Schedule lists (A) all federal, state, local, and foreign income Tax Returns filed with respect to the Company for all taxable periods ended after December 31, 2007, (B) indicates those Tax Returns that have been audited, and (C) indicates those Tax Returns that currently are the subject of audit.  The Company has delivered to Parent correct and complete copies of all federal, state, local and, if applicable, foreign income Tax Returns filed for taxable periods ended after December 31, 2007 and all examination reports and statements of deficiencies assessed against or agreed to by the Company, filed or received since the Company’s incorporation.

(d) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that is still in effect.

(e) The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) (including any payments required to be made in connection with the consummation of the transactions contemplated hereby). The Company has not been a “United States real property holding corporation” within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.  The Company is not and has not been a party to any “reportable transaction” within the meaning of Treasury Regulation §1.6011-4(b).  The Company is not and never has been a party to or bound by any Tax allocation, sharing or similar agreement (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) and has no current or potential contractual or legal obligation to indemnify any other Person with respect to Taxes.  The Company (i) has not been a member of an “affiliated group” within the meaning of Code §1504(a) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (ii) does not have any liability for the Taxes of any Person (other than the Company) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) Notwithstanding anything to the contrary in this Section 2.7, the Company makes no representations regarding the amounts of or any limitations on the use of its net operating losses or any limitations on its capital losses, tax credits or similar items.

(g) The unpaid Taxes of the Company (i) did not, as of the Reference Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.  Since the Reference Balance Sheet Date, the Company has not incurred any liability for Taxes outside the ordinary course of business, other than any Taxes incurred in connection with the transactions contemplated by this Agreement.

(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(i) The Company has not distributed stock of another Person, and has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355.

(j) All books and records relating to Taxes (including related workpapers) for the tax years beginning with 2009 (and to the Company’s Knowledge for prior years) have been adequately maintained for all periods since the incorporation of the Company (or for periods that the statute of limitations remains open).

(k) All fees, charges, costs or expenses pursuant to Affiliate services agreements or otherwise which are paid by the Company to any Affiliate of the Company are made on an arm’s length basis within the meaning of Code §482 and the regulations and rulings promulgated thereunder.  No claim has been asserted in writing by any Governmental Authority that the Company is liable for any Taxes based on Code §482 or comparable provisions of other applicable law.

(l) Section 2.7(l) of the Disclosure Schedule sets forth (i) a description of all transactions with respect to which the Company has received a written opinion of counsel as to their Tax consequences; and (ii) a description of all transactions with respect to which the Company has requested a ruling from any taxing authority and contains a copy of such ruling requests and the corresponding rulings.

(m) There is no power of attorney given by or binding upon the Company with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(n) None of the assets of the Company is “tax-exempt use property” within the meaning of Code §168(h).

(o) Section 2.7(o) of the Disclosure Schedule sets forth all Tax grants, abatements or incentives granted or made available by any Governmental Authority for the benefit of the Company, and, to the Knowledge of the Company, any conditions relating to the continued availability of such Tax grants, abatements or incentives to the Company, or, to the Knowledge of the Company, any events or circumstances which could impair the ability of Parent or the Company to utilize such Tax grants, abatements or incentives following the Closing.

Section 2.8 Employees.

(a) Section 2.8(a) of the Disclosure Schedule sets forth the following information (to the extent applicable) with respect to (i) each employee of the Company, including each employee on leave of absence or layoff status, and (ii) any independent contractors who render services on a regular basis to, or are under contract with the Company:  (A) name, job title, primary location, employing entity, current compensation payable (including any bonuses projected for fiscal 2012), (B) salary and bonus received during the fiscal year ended December 31, 2011, (C) sick and vacation leave and other paid time off benefits that are accrued but unused as of May 31, 2012, (D) services credited for purposes of vesting and eligibility to participate under any Employee Benefit Plan as of May 31, 2012, (E) performance-related bonuses and any commissions and contingent or deferred compensation accrued or paid since January 1, 2010; and (F) “Exempt” or “Non-Exempt” status under the Fair Labor Standards Act and similar applicable state laws.  There is no collective bargaining agreement in effect between the Company and any labor unions or organizations representing any of the employees of the Company.  The Company has not experienced any organized slowdown, work interruption strike or work stoppage by its employees and, to the Knowledge of the Company, there is no strike, labor dispute or union or similar organization activity pending or threatened affecting the Company.  All individuals who are performing consulting or other services for the Company, and all individuals utilized by the Company through agreements or arrangements with personnel or staffing agencies, are correctly classified under applicable state and federal law as either “independent contractors” or “employees” as the case may be, and the Company is not delinquent in any payments to, or on behalf of, any current or former employee, independent contractor, or other worker for any services or amounts required to be reimbursed or otherwise paid.

(b) The employment of each employee of the Company is terminable at the will of the Company, and the Company is not a party to any bonus, employment, non-competition or severance contract or agreement with any current or former employee of the Company.  The Company does not have any obligation to pay any bonuses or pay or award any compensation or other rights to payment (or contingent payment) contingent upon, triggered by or coincident with the consummation of the transactions contemplated by this Agreement to any Person.  To the Knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company.  To the Knowledge of the Company, no contractor of the Company intends to terminate or adversely modify his or her contract or relationship with the Company.  To the Knowledge of the Company, no employee of the Company is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any Person other than the Company that could adversely affect the performance of that employee’s duties as an employee of the Company.

(c) Section 2.8(c) of the Disclosure Schedule sets forth the employees of the Company who currently require visas or other immigration clearance to work legally in the United States.  The Company is, and since the incorporation of the Company has been, in compliance in all material respects with all applicable Legal Requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended.  There is no unfair labor practice claim or Proceeding brought by or on behalf of any employee or former employee of the Company under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or

any other Legal Requirement pending or, to the Knowledge of the Company, threatened, against the Company.  There are no pending Proceedings brought by or on behalf of any employee or former employee of the Company seeking benefits under the workers’ compensation laws of any jurisdiction.  The Company has not violated the WARN Act or any similar state or local Legal Requirement.

Section 2.9 Employee Benefits.

(a) Section 2.9(a) of the Disclosure Schedule sets forth a complete and correct list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA), sponsored, maintained or contributed to or required to be contributed to by the Company or by any ERISA Affiliate of the Company for the benefit of any current or former employee, independent contractor or director (and/or their dependents or beneficiaries) of the Company, or with respect to which the Company or any ERISA Affiliate of the Company otherwise has any liabilities or obligations (the “U.S. Employee Benefit Plans” and together with the International Employee Benefit Plans, the “Employee Benefit Plans”).

(b) Section 2.9(b) of the Disclosure Schedule sets forth a complete and correct list of all current Excess International Employee Benefits which the Company or any of its Subsidiaries provides or is obligated by oral or written agreement to provide to any International Employee, or the beneficiaries or dependents of any International Employee and a brief description of any such oral agreement.  “Excess International Employee Benefits” means any International Employee Benefits that are in excess of the minimums mandated by (i) any collective bargaining agreement in effect between the Company and any labor unions or organizations representing any of the employees of the Company or (ii) applicable Legal Requirements, and “Required International Employee Benefits” means International Employee Benefits that are mandated by any such collective bargaining agreement or applicable Legal Requirements.  “International Employee” means any current or former director, officer, employee or manager of any Subsidiary of the Company that is incorporated or established under the laws of a jurisdiction other than the United States or the political subdivisions thereof, including any individuals who serve or served in any such capacity on a temporary or an expatriate basis.  “International Employee Benefits” means any bonus, incentive, compensation, profit sharing, retirement, pension, insurance, disability, death benefit, medical, dental or vision insurance or expense reimbursement, stock bonus, stock option, stock purchase, stock equivalent bonus, savings, deferred compensation, consulting, severance pay or termination pay, vacation pay, child-care, maternity/paternity, legal services, supplemental or excess benefit, housing assistance, moving expense reimbursement, educational assistance, welfare or other employee benefits or fringe benefits, payable or owing to any International Employee to which any International Employee may be entitled, but excluding those provided under U.S. Employee Benefit Plans.  “International Employee Benefit Plan” means any plan, program, regime or contract pursuant to which the Company or any of its Subsidiaries provides any International Employee Benefits.

(c) No Employee Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Sections 302 or 303 of ERISA, or Sections 412, 430 or 436 of the Code, (iii) is a multiple employer plan as defined in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, and neither the Company nor any ERISA Affiliate of the Company has maintained, contributed to, been required to contribute to or otherwise had any obligation under or to any Employee Benefit Plan described in clauses (i), (ii), (iii) or (iv) above since the incorporation of the Company.

None of the Employee Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.  The consummation of the transactions contemplated hereby will not (i) result in an increase in or accelerate the vesting or funding of any of the benefits available under any Employee Benefit Plan, or (ii) otherwise entitle any current or former director, employee, independent contractor or consultant of the Company to severance pay or any other payment from the Company.

(d) Each U.S. Employee Benefit Plan is and has been maintained and administered in all material respects in compliance with its terms and with the applicable requirements of ERISA, the Code and any other applicable Legal Requirements.  Each International Employee Benefit Plan is and has been maintained and administered in all material respects in compliance with its terms and all applicable Legal Requirements.  The Company has timely paid all contributions, premiums and expenses payable to or in respect of each Employee Benefit Plan under the terms thereof and in accordance with applicable Legal Requirements.  Neither the Company, any ERISA Affiliates of the Company nor, to the Knowledge of the Company, any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject the Company, any ERISA Affiliate of the Company or Parent to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Legal Requirements.  Each U.S. Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely filed for and received a determination letter from the Internal Revenue Service, or has an opinion letter upon which it is entitled to rely, in each case in accordance with Internal Revenue Procedure 2007-44 as modified, that it is so qualified and, to the actual knowledge of the Company’s executive officers (without obligation for inquiry), there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such U.S. Employee Benefit Plan.  Each U.S. Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such U.S. Employee Benefit Plan, and no employee of the Company is entitled to any gross-up or otherwise entitled to indemnification by the Company or any ERISA Affiliate of the Company for any violation of Section 409A of the Code.

(e) With respect to each Employee Benefit Plan, the Company has delivered to Parent complete copies of each of the following documents:  (i) a copy of each Employee Benefit Plan (including any amendments thereto) and all administration agreements, insurance policies, investment management or advisory agreements; (ii) a copy of Form 5500 annual reports, if any, for the last three (3) plan years; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Employee Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Employee Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which such plan is entitled to rely received from the Internal Revenue Service; (vi) any actuarial reports; (vii) all correspondence with the Internal Revenue Service and the U.S. Department of Labor regarding any Employee Benefit Plan; (viii) all discrimination tests for each Employee Benefit Plan for each plan year (if any); (ix) with respect to each Employee Benefit Plan subject to Title IV of ERISA, a copy of any Form PBGC-1 reports; and (x) any other related written materials or documents regarding the Employee Benefit Plans.  Section 2.9(a) or (b), as applicable, of the Disclosure Schedule sets forth the terms and conditions of any unwritten Employee Benefit Plan.  The Company has delivered to Parent a complete copy of each written International Employee Benefit Plan that addresses or awards any Excess International Employee Benefits.

(f) There are no pending or, to the Knowledge of the Company, threatened, Proceedings that have been asserted relating to any Employee Benefit Plan by any employee or beneficiary covered under any Employee Benefit Plan or otherwise involving any Employee Benefit Plan (other than routine claims for benefits).  No examination, voluntary correction Proceeding or audit of any Employee Benefit Plan by any Governmental Authority is currently in progress or, to the Knowledge of the Company, threatened.  Neither the Company nor any ERISA Affiliate of the Company is a party to any agreement or understanding with the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or other Governmental Authority.

(g) Neither the Company nor any ERISA Affiliate of the Company has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors, to an extent that would reasonably be expected to result in the disqualification of any of the Employee Benefit Plans or the imposition of penalties or excise taxes with respect to any of the Employee Benefit Plans by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or other Governmental Authority.

(h) All filings relating to any Employee Benefit Plans with the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority have been appropriately made.

(i) Neither the Company nor its ERISA Affiliates has announced any type of binding plan or commitment to (1) create any additional Employee Benefit Plan, or (2) amend or modify any existing Employee Benefit Plan with any current or former employee, officer, consultant, independent contractor or director.

(j) The Company and its ERISA Affiliates have complied in all material respects with the continuation coverage provisions of COBRA and any applicable state or foreign laws mandating health insurance continuation coverage for employees.

(k) With respect to each U.S. Employee Benefit Plan:  (i) there has been no non-exempt prohibited transaction within the meaning of Section 406 of ERISA and Code Section 4975; and (ii) to the Knowledge of the Company, no fiduciary within the meaning of Section 3(21) of ERISA has breached any fiduciary duty imposed under Title I of ERISA.

(l) To the Knowledge of the Company, no state of facts or conditions exist which could be expected to subject any material liability (other than routine claims for benefits) with respect to any Employee Benefit Plan or voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code under applicable law.

(m) Neither the Company nor its ERISA Affiliates have established or contributed to, is required to contribute to or has any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “welfare benefit fund” within the meaning of Section 419 of the Code or “qualified asset account” within the meaning of Section 419A of the Code.

Section 2.10 Legal Proceedings, Orders.  Since January 1, 2009, there have been no Proceedings pending or, to the Knowledge of the Company, threatened, (a) by or against the Company or any of its employees or directors (each in their capacities as such) or any of the assets owned or used by, the Company, or (b) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby.  There are no outstanding and effective Orders rendered against, or any settlements effected by, the Company in connection with any Proceedings brought by or against the Company.  To the Knowledge of the Company, no such Order against the Company has been threatened.  The Company has delivered to Parent all of the material documents and correspondence related to the Proceedings and Orders listed on Section 2.10 of the Disclosure Schedule.

Section 2.11 Compliance with Legal Requirements; Governmental Authorizations.

(a) The Company is, and at all times since January 1, 2009, has been, in compliance in all material respects with all Legal Requirements that are or were applicable to the operation of the Business or the ownership or use of any of its assets.  The Company has not received any written notice or other written communication from any Governmental Authority or other Person regarding any actual, alleged or potential violation of or failure to comply with any Legal Requirement.  All matters set forth on Section 2.11(a) of the Disclosure Schedule have been resolved with no additional liability to the Company.

(b) Section 2.11(b) of the Disclosure Schedule contains a true and complete list of each material Governmental Authorization (including, without limitation, each permit pertaining to Environmental Laws) that is required to be held by the Company.  Each such Governmental Authorization is valid and in full force and effect.  The Company is, and at all times has been, in compliance in all material respects with each such Governmental Authorization.  The Company has not received any written notice or other written communication from any Governmental Authority or other Person regarding (i) any actual, alleged or potential violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to, any such Governmental Authorization.  The Governmental Authorizations listed in Section 2.11(b) of the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate the Business in the manner it is currently conducted.

(c) The Company has not violated any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation of such Legal Requirements.  The Company has been and is in compliance with all applicable Foreign Export and Import Laws, and has not made a voluntary disclosure with respect to any violation of such Legal Requirements.  The Company has obtained all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business. The Company has at all times been in compliance with all applicable Legal Requirements relating to trade embargoes and sanctions, and no product, service or financing provided by it has been, directly or indirectly, provided to, sold to or performed for or on behalf of any country or Person against whom the United States maintains economic sanctions or an arms embargo unless authorized by license or by Legal Requirement.

(d) There is no export or import related Proceeding pending, or to the Knowledge of the Company, threatened against the Company or any of its officers or directors (in their capacity as an officer or director of the Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority.

(e) Section 2.11(e) of the Disclosure Schedule describes all proposed or actual Orders from, settlements with or commitments to any Governmental Authority pertaining to any matters addressed in this Section 2.11, and the Company is in full compliance with any such settlements or commitments.  The Company’s export privileges have not been, and would not reasonably expected to be, revoked, suspended or restricted in any material respect by any Governmental Authority as a result of any actions taken by or on behalf of the Company prior to the Closing.

Section 2.12 Environmental Matters.  The Company is and has been in compliance in all material respects with all Environmental Laws, and does not have any liabilities or obligations under any Environmental Laws with respect to any properties and assets (whether real, personal, or mixed) in which the Company (or any predecessors thereof) has or had an interest (or otherwise in connection with the Company’s past or current operation of the Business).  The Company has not received at any time any written citation, notice or other communication from any Governmental Authority regarding any alleged, actual or potential violation by the Company of any Environmental Law, or any alleged, actual or potential obligation by the Company to undertake or bear the cost of any liabilities under any Environmental Law.

Section 2.13 Insurance.  The Company maintains insurance in such amounts and against such risks as is prudent and commercially standard for similar businesses and in accordance with the express requirements under Material Company Contracts.  Section 2.13 of the Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of the Company are covered or otherwise relating to the Business, including policy numbers, names and addresses of insurers and liability or risk covered, amounts of coverage, limitations and deductions and expiration dates.  Such policies are in full force and effect, and the Company has paid or accrued (to the extent not due and payable and to the extent required by GAAP) all premiums, and have otherwise performed in all material respects all of its obligations, under each such policy of insurance.  The Company has delivered to Parent (a) true and complete copies or binders of all such insurance policies and (b) a list of all claims pending, paid or denied under the insurance policies of the Company since January 1, 2009.

Section 2.14 Contracts; No Defaults.

(a) Section 2.14(a) of the Disclosure Schedule lists each of the following Company Contracts currently in effect, excluding the Company Real Property Leases (such Company Contracts, together with the Company Real Property Leases, the “Material Company Contracts”):

(i) any Company Contract having a value per contract, or involving payments by or to the Company, of at least (A) fifteen thousand dollars ($15,000) during any twelve (12) month period, or (B) twenty five thousand dollars ($25,000) in the aggregate, excluding any Company Contract relating to capital expenditures;

(ii) any Company Contract with a Material Vendor or manufacturer or supplier of any Company Products, or any material marketing Company Contract;

(iii) any joint venture or development, partnership, revenue sharing or other similar agreement (including, without limitation, with respect to Company Products, Software or Intellectual Property) with a third party;

(iv) any Company Contract involving the sale of any assets of the Company, or the acquisition of any assets of any Person by the Company, in any business combination transaction (whether by merger, sale of stock, sale of assets or otherwise);

(v) any Company Contract relating to capital expenditures involving future payments after the date hereof in excess of ten thousand dollars ($10,000);

(vi) any note, indenture, loan agreement, credit agreement, security agreement, financing agreement, or other evidence of Indebtedness relating to the borrowing of money by the Company, any guarantee made by the Company in favor of any Person guaranteeing obligations of such Person, any letter of credit or performance bond issued by or for the account of the Company;

(vii) any employment or consulting agreement between the Company and any of the employees or consultants or independent contractors of the Company that is not terminable by the Company on 30 days’ notice without additional liabilities or obligations of the Company;

(viii) any Company Contract with any Governmental Authority;

(ix) any Company Contract containing covenants that in any way purport to restrict the business activity of the Company (including, without limitation, exclusivity provisions) or limit the freedom of the Company to engage in any line of business or to compete with (or solicit employees of) any Person or in any geographic region;

(x) any IP License;

(xi) any Company Contract to provide source code into any escrow or to any third party (under any circumstance);

(xii) any Company Contract pursuant to which any third party is entitled or obligated to develop or distribute any content or products or provide any services on behalf of the Company or pursuant to which the Company is entitled or obligated to develop or distribute any content or products or provide any services on behalf of any third party in each case other than in the ordinary course of business;

(xiii) any warranty or indemnification agreement or similar commitment not otherwise entered into in the ordinary course of business;

(xiv) any programs, offers or Company Contracts to or with customers obligating the Company to provide “most favored nations” rights, discounts, free products, services, upgrades or maintenance;

(xv) any Order, settlement, conciliation or similar commitment, understanding, contract or agreement executed or pending with respect to any material Proceeding that is still in effect; and

(xvi) each amendment, supplement, and modification in respect of any of the foregoing.

(b) Except as set forth in Section 2.14(b) of the Disclosure Schedule:

(i) each Material Company Contract is valid and binding on the Company and in full force and effect;

(ii) neither the Company nor, to the Knowledge of the Company, any other party to any Material Company Contract, is, or since January 1, 2009 has been in, breach or default under any Material Company Contract;

(iii) since January 1, 2009, the Company has not given to, or received from, any other party to any Material Company Contract, any written notice or communication regarding any actual or alleged breach of or default under any Material Company Contract by the Company or any other party to such Material Company Contract; and

(iv) there are no ongoing renegotiations of or, to the Knowledge of the Company, outstanding rights to re-negotiate, any contractual terms or any amount to be paid or payable to or by the Company under any Material Company Contract other than with respect to non-material amounts in the ordinary course of business, and no written request for such negotiations is currently pending.  Since January 1, 2009, the Company has not released or waived any of its material rights under any Material Company Contract.

(c) True and complete copies of each of the Material Company Contracts have been delivered to Parent, and an accurate description of the oral Material Company Contracts is set forth on Section 2.14(a) of the Seller Disclosure Schedule.

Section 2.15 Intellectual Property.

(a) Registered or Material Intellectual Property.  Section 2.15(a) of the Disclosure Schedule sets forth, for the Company-Owned Intellectual Property, a complete and accurate list of all domestic and foreign federal, state and/or provincial:  (i) issued Patents and Patent applications; (ii) Trademark registrations, applications for registration, and material unregistered Trademarks; (iii) registered Copyrights and material unregistered works of authorship; (iv) Domain Names; and (v) other Company-Owned Intellectual Property that is the subject of an application, certificate or registration issued by any Governmental Authority (collectively, the “Registered Intellectual Property”); in each case listing the title, current owner, jurisdiction in which each such Registered Intellectual Property has been issued or registered and the application, serial or registration number.  All Registered Intellectual Property used or held for use in the conduct of the Business (A) is valid and subsisting, in full force and effect and has not lapsed, expired or been abandoned or withdrawn; and (B) is not the subject of any Proceeding, action or opposition filed with the United States Patent and Trademark Office or to the Knowledge of the Company any other intellectual property registry or Governmental Authority anywhere in the world.  The Company has taken commercially reasonable measures to protect and maintain the Registered Intellectual Property and to perfect the chain of title recorded with the applicable Governmental Authority (including without limitation the United States Patent and Trademark Office) with respect to each such item of Registered Intellectual Property, including without limitation payment of applicable registration, maintenance and renewal fees by the applicable deadline, filing of applicable statements of use, timely response to office actions, disclosure of any required information, and all assignments (and licenses where required).  No actions are necessary (including filing of documents or payment of fees) within ninety (90) days after the Closing Date to (1) maintain or preserve the validity, scope or status of any Registered Intellectual Property, or (2) avoid a statutory bar to patentability of any material unregistered Company-Owned Intellectual Property that is in the form of an inventions disclosure as of the date of the Agreement.  No inequitable conduct has been committed in the prosecution of any Registered Intellectual Property, and no material information was withheld from any entity requiring disclosure of such information during prosecution of such Registered Intellectual Property.

(b) Ownership of Intellectual Property.  The Company owns or has a license to each item of the Company Intellectual Property, including all Registered Intellectual Property and has all rights necessary to use, transfer, license and encumber all Company-Owned Intellectual Property free and clear of any Encumbrances, as necessary for the conduct of the Business, including without limitation the use, transfer, license, sale and exploitation of the Company Products.  The Company

Intellectual Property and the Company’s rights to the Company Intellectual Property are valid, enforceable and subsisting and not subject to any outstanding Order, Company Contract or Proceeding adversely affecting or that could be expected to adversely affect the Company’s use thereof or rights thereto.  (i) The Company has not granted to any Person or authorized any Person to retain any rights in any Company-Owned Intellectual Property; (ii) the Company Intellectual Property constitutes all of the Intellectual Property necessary to the conduct of the Business as conducted; and (iii) the Company is the exclusive owner or possesses all exclusive rights to all Company-Owned Intellectual Property, Company Products and Company-Owned Software used or held for use in connection with the operation or conduct of the Business.  To the extent that any Company-Owned Intellectual Property has been developed or created by an employee or any other Person for or on behalf of the Company, the Company has executed a written and valid invention assignment agreement with such employee or Person with respect thereto and thereby has obtained ownership of, and is the exclusive owner of, all Intellectual Property in such Company-Owned Intellectual Property by operation of law or valid assignment.

(c) In-Bound Intellectual Property Licenses.  Section 2.15(c) of the Disclosure Schedule sets forth a true and complete list of all licenses, sublicenses or other agreements to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property owned by a third party that is (i) material to the Company and not for Commercially Available Software, or (ii) incorporated in, is or forms a part of any Company Product or Company-Owned Software (collectively, “In-Bound IP Licenses”).

(d) Out-Bound Intellectual Property Licenses.  Section 2.15(d) of the Disclosure Schedule sets forth a true and complete list of all licenses, sublicenses and other agreements to which the Company is a party, and (i) pursuant to which any Person is authorized to use any Company-Owned Intellectual Property; (ii) granting any third party any right to make, have made, manufacture, use, sell, offer to sell, import, export, or otherwise distribute any Company-Owned Intellectual Property or Company Product, with or without the right to sublicense the same, on an exclusive basis; (iii) is a joint development agreement (including any joint-developments thereunder); (iv) by which the Company grants any ownership right to any Company-Owned Intellectual Property; and (v) that limits the Company’s ability to transact business in any market, field or geographical area or with any Person, or that restricts the use, transfer, deliver or license of any Company Product or Company-Owned Intellectual Property (collectively, the “Out-Bound IP Licenses”; the In-Bound IP Licenses and Out-Bound IP Licenses, collectively, the “IP Licenses”).  Each IP License is in full force and effect, and the Company has not taken or failed to take any action and, to the Knowledge of the Company, no other event has occurred that could subject any IP License to terminate or otherwise cause any such IP License not to be in effect in the foreseeable future.  The IP Licenses constitute all of the material agreements relating to any grant or receipt of rights in and to any Company Intellectual Property.

(e) Infringement of Third-Party Intellectual Property.  The conduct of the Business of the Company (and its employees’ and consultants’ performances of their duties in connection therewith) and the Company’s use of any Company Intellectual Property does not infringe or misappropriate (“Infringe” or “Infringing”) any common law, statutory or other right of any Person, including without limitation any rights relating to any Intellectual Property.  There is no litigation, opposition, cancellation, Proceeding, objection or claim pending, asserted or threatened in writing against the Company concerning the Company’s ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of, or licensed right to use any Company Intellectual Property.  To the Knowledge of the Company, no valid basis exists for any such litigation, opposition, cancellation, Proceeding, objection or claim.

(f) Infringement of Company Intellectual Property.  To the Knowledge of the Company (and its employees with responsibility for Intellectual Property matters), no Person has Infringed or is Infringing any of the Company Intellectual Property.

(g) Protection of Trade Secrets and Confidential Information.  The Company has taken commercially reasonable steps to protect, preserve and maintain the Company-Owned Intellectual Property and to maintain the confidentiality, secrecy and value of the Confidential Information of the Company and the Trade Secrets have not been used, divulged or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company.  To the Knowledge of the Company (and its employees with responsibility for Intellectual Property matters), there has not been any breach by any third party of any confidentiality obligation to the Company.  All current and former employees of the Company, and all current and former independent contractors and consultants of the Company, who have had access to confidential or proprietary information of the Company have entered into confidentiality and/or proprietary information agreements with the Company in the forms delivered to Parent.

(h) No Obligations Resulting from Transaction.  Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Company Contracts, will result in (i) Parent granting to any third party any right to or with respect to any Company-Owned Intellectual Property; (ii) Parent being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business; or (iii) Parent being obligated to pay any royalties or other amounts to any Person in excess of those payable by the Company if it had not entered into this Agreement.  No licenses (other than In-Bound IP Licenses and Commercially Available Software) or other consents  are required from any Person to permit Parent to fully exploit the Company Intellectual Property and otherwise license, sell or distribute the Company Products consistent with the Company’s past practice.  The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of the Company in any Company-Owned Intellectual Property or result in the breach or termination of any license, contract or agreement to which the Company is a party with respect to any Company Intellectual Property (including any IP Licenses).  Section 2.15(h) of the Disclosure Schedule lists all contracts, licenses and agreements in which the Company has agreed to or assumed any obligation or duty to indemnify, reimburse, hold harmless, or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by the Company of the Intellectual Property rights of any other Person.

(i) Software; Company Products.  Section 2.15(i) of the Disclosure Schedule sets forth a list of all Company-Owned Software and Company Products owned or developed by or for the Company used in the conduct of the Business.  The Company-Owned Software and Company Products operate in accordance with the specifications and documentation applicable to such Company-Owned Software or Company Product.  Except as set forth on Section 2.15(i) of the Disclosure Schedule, no Open Source Technology or any modification or derivative thereof was or is used in, linked to, incorporated into, integrated or bundled with, or used in the development or compilation (other than generally available commercial compilers) of the Software or Company Products.  The Company has complied with the terms of any license or other agreement for such Open Source Technology.  The Company has not taken any action which could cause any of the Company-Owned Software, Company Products or other Company-Owned Intellectual Property to become subject to any license or other agreement that would require the distribution of, or access to the source code for, any Company-Owned Intellectual Property or purports to restrict the Company’s ability to charge for distribution or use of any Company-Owned Intellectual Property or require that any Company-Owned Software be decompiled, disassembled or otherwise reverse-engineered.  For each Company-Owned Software and Company Product, if applicable, Company retains at least one electronic copy of the source code therefore and each applicable object file, together with build files, batch files or make files, as may be required to create executables that are included in each release of such Company-Owned Software or Company Product.  To the Knowledge of the Company, none of the Company-Owned Software or Company Products contain any disabling or destructive code, instructions or virus that is designed or intended to have or capable of resulting in disrupting, disabling or otherwise impeding the operation of the Company-Owned Software and/or any Company Product or damaging or destroying any data or file without the user’s consent.

(j) Protection of Source Code.  Section 2.15(j) of the Disclosure Schedule sets forth a true and complete list of any agreement pursuant to which (i) the Company provides or discloses to any Person other than an employee (with whom Company has a written non-disclosure agreement) the source code for any Company-Owned Software and (ii) the Company has deposited or is required to deposit with an escrow agent or other Person any source code for any Company-Owned Software.  Except as would not reasonably be expected to be adverse to the Company, (A) none of the source code of the Company-Owned Software has been publicly published or disclosed by the Company, and (B) except for source code provided to third-party developers to make modifications or derivative works solely for the benefit of the Company, no licenses or rights have been granted to any Person to distribute, or to otherwise use to create derivative works, the source code for any Company-Owned Software.

(k) Systems.  The Company possesses all necessary rights to use all Software and all middleware and system, information technology equipment, and associated documentation used or held for use in connection with the operation of the Business (the “Systems”).  The Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with the Business, including as necessary for the offering of any Company Product.  The Company has implemented reasonable backup, security and disaster recovery technology for the Systems consistent with normal industry practices.

(l) Government Funding.  No government funding, facilities or resources of a university, college, other education institution or research center or funding from third parties was used in the development of the Company-Owned Intellectual Property owned by the Company, in a way that would provide any Governmental Authority, university, college, other educational institution or research center any claim or right in or to such Company-Owned Intellectual Property.

(m) Delivery.  The Company has delivered to Parent correct and complete copies of all registrations or applications for the Registered Intellectual Property and IP Licenses listed in Sections 2.15(a), 2.15(c) and 2.15(d) of the Disclosure Schedule.

(n) Exclusive Representations Regarding Intellectual Property.  All matters regarding Intellectual Property shall be covered exclusively by the provisions of this Section 2.15 (and Sections 2.5(a), 2.14 and 2.18, as applicable) and no claim by a Parent Indemnified Person regarding an untruth, error or breach of a representation or warranty regarding Intellectual Property may be brought under any representation or warranty other than this Section 2.15 (and Sections 2.5(a), 2.14 and 2.18, as applicable).

Section 2.16 Relationships with Company Related Persons.  (a) No Related Person of the Company or, to the Knowledge of the Company, any Affiliate or member of the immediate family of any Related Person of the Company, is or has been, directly or indirectly, an owner of more than five percent (5%), or an Affiliate, of any customer or supplier of the Company or otherwise involved in any business arrangement or relationship involving the Company, other than employment or other service arrangements (including in respect of benefits) and customary investment agreements entered in connection with the issuance of the Company’s securities, and (b) no Related Person of the Company or, to the Knowledge of the Company, any Affiliate or member of the immediate family of any Related Person of the Company, directly or indirectly, owns or has owned any material property or right, tangible or intangible, used by the Company in the conduct of the Business.

Section 2.17 No Undisclosed Liabilities.  The Company does not have any debts, liabilities or obligations of any nature whatsoever, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured (regardless of when asserted), determined or indeterminable, including, without limitation, arising out of or incidental or relating to any transaction, action or inaction or any state of facts (including, without limitation, attributable or related to its Subsidiary structure and relationships) existing in each such case prior to the Closing, except for (i) debts, liabilities or obligations reflected or reserved against in the Reference Balance Sheet, (ii) current debts, liabilities or obligations incurred in the ordinary course of business of the Company since May 31, 2012 and (iii) future performance obligations under contracts (none of which is a liability or obligation for or in connection with a breach of contract, breach of warranty, tort, violation of Legal Requirement, or claim, Proceeding or indemnity obligation existing as of the Closing Date) and including, for the avoidance of doubt, future obligations for payments for products or services, in each case in accordance with the terms of any Company Contract.

Section 2.18 Absence of Certain Changes and Events.

(a) Since the Reference Balance Sheet Date, there has not been any Material Adverse Effect.

(b) Since the Reference Balance Sheet Date,

(i) the Company has conducted the Business in the ordinary course of business and paid or satisfied its obligations and liabilities in the ordinary course of business; and

(ii) the Company has used commercially reasonable efforts to (A) preserve intact the current business organization of the Company; (B) maintain, keep and preserve its assets and properties in good condition and repair in accordance with past practices; (C) keep available the services of the Company’s officers, employees, and agents; (D) maintain the Company’s relations and goodwill with landlords, suppliers, customers, creditors, employees, agents and others having business relationships with the Company; and (E) maintain its books and records consistent with practices and applicable Legal Requirements.

(c) Since the Reference Balance Sheet Date, the Company has not taken (or omitted to take) any of the following actions, directly or indirectly:

(i) (A) amend the Company’s memorandum and articles of association; (B) issue, sell, repurchase, redeem or acquire any Company Shares, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such shares or such equity interests other than issuance of Options to service providers of the Company or issuance of Common Shares upon the exercise of outstanding Options or Warrants; or (C) split, combine, subdivide or reclassify any Company Shares;

(ii) grant any increase in the base compensation of, or pay or grant any severance or termination pay or benefits, any employee of the Company or hire any employee;

(iii) adopt, amend or increase the payments or benefits under any Employee Benefit Plan other than as required by any applicable Legal Requirement;

(iv) enter into, amend, terminate, renew or assign (A) any employment or consulting contract; (B) any real property or personal property lease; or (C) any other Material Company Contract (except to the extent set forth on Section 2.14(a) of the Disclosure Schedule);

(v) acquire assets outside of the ordinary course of business or in excess of fifteen thousand dollars ($15,000), individually, or thirty thousand dollars ($30,000), in the aggregate, in any transaction, including, without limitation, acquire any business, whether by merger, consolidation, the purchase of a substantial portion of the assets or equity interests of such business or otherwise,

(vi) sell, lease or otherwise dispose of, or permit any Encumbrance upon, any assets or properties of the Company other than sales or licenses of Company Products to customers in the ordinary course of business and Permitted Encumbrances;

(vii) fail to spend funds for any budgeted capital expenditures, or make any capital expenditures outside the scope of the budget of the Company delivered to Parent prior to the date hereof;

(viii) incur, assume or guaranty any Indebtedness or capitalized lease obligations or make any loans, advances or capital contributions to, or investments in, any other Person;

(ix) cancel, compromise, waive or release any right or claim (or series of related rights and claims) involving more than twenty thousand dollars ($20,000);

(x) commence, compromise or settle any Proceeding;

(xi) make any change in connection with its accounts payable (including commissions) or accounts receivable terms, systems, policies or procedures including, without limitation: (i) taking (or omitting to take) any action that has or would reasonably be expected to have the effect of accelerating revenues or accelerating cash receipts to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, (ii) delaying or postponing the payment of any accounts payable (including commissions) inconsistent with the Company’s historical practices or (iii)  accelerating the collection of or discounting any accounts receivable;

(xii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or other combination thereof) in respect of any shares of the Company;

(xiii) fail to keep in full force and effect the insurance policies set forth on Section 2.13 of the Disclosure Schedule;

(xiv) make any change in its accounting methods;

(xv) enter into any assignment, license, indemnification or other agreement with respect to any Intellectual Property, except with respect to sales or licenses of Company Products in the ordinary course of business;

(xvi) cease from making all proper accruals for Taxes, deferred commissions, vacation and other customary accruals of the Company, in each case in accordance with GAAP and applicable Legal Requirements;

(xvii) make or change any Tax election, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date; or

(xviii) authorize or enter into any agreement, understanding or commitment, whether oral or written, to do any of the foregoing.

Section 2.19 Accounts Receivable and Accounts Payable.

(a) All the notes receivable owing to the Company have arisen from bona fide transactions in the ordinary course of business, and there are no known or asserted claims, valid legal defenses, refusals to pay or other rights of offset against such notes receivable other than such as have arisen or will arise in the ordinary course of business and for which adequate reserves have been established in the Financial Statements.  All notes receivable are carried at values determined in accordance with GAAP.  The Company has no accounts receivable.

(b) All accounts payable and notes payable by the Company to third parties arose in the ordinary course of business and there is no such account payable or note payable delinquent in its payment, except those contested in good faith and for which adequate reserves have been established in the Financial Statements consistent with GAAP.

Section 2.20 Material Vendors.

(a) Section 2.20(a) of the Disclosure Schedule sets forth a true and complete list of the top twenty-five (25) vendors of the Company (by volume in dollars of purchases from or spending with such vendors) (the “Material Vendors”) for the year ended December 31, 2011 and the five (5) months ended May 31, 2012 and setting forth the amount of purchases from or spending with each Material Vendor during such periods.

(b) Since January 1, 2010, no Material Vendor has (i) provided the Company any written notice terminating, suspending, or reducing in any material respect, or specifying an intention to terminate, suspend or reduce in any material respect in the future, or otherwise reflecting a material adverse change in, the business relationship between such Material Vendor and the Company, or (ii) cancelled or otherwise terminated or materially reduced any Company Contract or material license, purchase or sales order with the Company.

Section 2.21 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a) Neither the Company, any director, officer, manager, agent or employee of the Company, nor, to the Knowledge of the Company, any other Person associated with or acting for or on behalf of the Company, has violated the Foreign Corrupt Practices Act of 1977, as amended, or any similar Legal Requirement.

(b) The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including, as applicable, the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

Section 2.22 Regulatory Matters.

(a) There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against Company, and, to the Company’s Knowledge, the Company has no liability (whether actual or contingent) for failure to comply with the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. §301 et. seq., and all applicable regulations promulgated by the United States Food and Drug Administration (“FDA”) (collectively, “FDA Law and Regulation”) or any law or regulation of a comparable foreign regulatory or Governmental Authority. There has not been any material violation of any FDA Law and Regulation or any law or regulation of a comparable foreign regulatory or Governmental Authority by the Company in its product development efforts, submissions, record keeping and reports to FDA or a comparable Governmental Authority that could reasonably be expected to require or lead to investigation, corrective action or enforcement, regulatory or administrative action.

(b) Each of the product candidates of the Company is being, and at all times has been, developed, tested, manufactured, labeled, promoted and stored, as applicable, in material compliance with FDA Law and Regulation and requirements of comparable foreign regulatory and Governmental Authorities.

(c) The clinical trials, studies and other preclinical tests conducted by the Company were, and if still pending, are, being conducted in all material respects in accordance with all experimental protocols, informed consents, procedures and controls of the Company and applicable FDA and foreign requirements including, but not limited to, good clinical practices, good laboratory practices, and FDA Law and Regulation including the protection of human subjects. The Company has not received any written notice from the FDA or any other regulatory or Governmental Authority requiring the termination or suspension or material modification of any animal study, preclinical study or clinical trial conducted by or on behalf of the Company.

(d) With respect to all third party manufacturers and suppliers of key raw materials used by the Company (each a “Third Party Manufacturer”), the Company has applied Supplier Evaluation and Controls comparable to those contemplated by 21 CFR 820 and ISO 13485 to seek to verify that all Third Party Manufacturers and to its Knowledge, each such Third Party Manufacturer (A) has complied and is complying, in each case in all material respects, with all Laws, including the FD&C Act and any similar state or foreign Laws; and (B) has all material permits to perform its obligations as a Third Party Manufacturer and all such permits are in full force and effect.

(e) To the Knowledge of the Company, and in connection with the Company’s business, no director, officer, employee or agent of the Company has: made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority; failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority; or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991).

(f) Neither the Company nor any director or officer of the Company is debarred or otherwise excluded from or restricted in any manner from participation in, any government program or,

to the Knowledge of the Company, convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a, or convicted of any crime or engaged in any conduct for which such person could be excluded from participating in any federal health care programs.

(g) The Company has complied with all applicable security and privacy standards regarding protected health information under HIPAA or any foreign equivalent and applicable privacy laws.

(h) To the extent applicable, the Company has submitted to the FDA and all comparable foreign regulatory or Governmental Authorities for and received approval of all material registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (the “FD&C Act Permits”) necessary to conduct the business of the Company as currently conducted. The Company is in material compliance with all such FD&C Act Permits. To the Knowledge of the Company, no suspension, revocation, cancellation or withdrawal of the FD&C Act Permits is threatened and there is no basis for believing that such FD&C Act Permits will not be renewable upon expiration or will be suspended, revoked, cancelled, modified or withdrawn.

Section 2.23 Powers of Attorney; Bank Accounts.  The Company has not granted any power of attorney or proxy (revocable or irrevocable) to any Person for any purpose whatsoever. Set forth in Section 2.23 of the Disclosure Schedule is a complete and accurate list of the name of each institution in which the Company has a bank account, securities account, safe-deposit box, lockbox account or any other account, the title and number of such accounts and the names of all Persons authorized to draw thereon or have access thereto.

Section 2.24 Brokers or Finders.  Neither the Company nor any of its officers, directors, employees or agents have incurred any liability or obligation for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

Section 2.25 Exclusivity of Representations and Warranties.  The representations and warranties made by the Company in this Article II are the exclusive representations and warranties made by the Company in this Agreement.  The Company hereby disclaims any other express or implied representations or warranties with respect to such matters.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization and Good Standing.  Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to execute and deliver this Agreement and perform its obligations hereunder. Merger Sub is a company duly organized and validly existing under the laws of the British Virgin Islands, with full power and authority to execute and deliver this Agreement and perform its obligations hereunder.

Section 3.2 Authority, No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  Upon execution and delivery by Parent and Merger Sub of each of the documents and instruments to be executed and delivered by such Party at the Closing pursuant to Section 1.8(b) (collectively, the “Parent’s Closing Documents”), each of the Parent’s Closing Documents will constitute the legal, valid, and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  Parent and Merger Sub each has the right, power and authority to execute and deliver this Agreement and the Parent’s Closing Documents and to perform its obligations under this Agreement and the Parent’s Closing Documents, and such action has been duly authorized by all necessary corporate action by Parent and Merger Sub, respectively.

(b) Neither the execution and delivery of this Agreement and the Parent’s Closing Documents by Parent or Merger Sub nor the consummation or performance of any of the transactions contemplated hereby by Parent or Merger Sub will give any Person the right to prevent, delay, or otherwise interfere with any of the transactions contemplated hereby pursuant to (i) any provision of Parent’s certificate of incorporation or bylaws or the corresponding governing documents of Merger Sub; (ii) any Legal Requirement to which Parent or Merger Sub or either of their assets are subject; or (iii) any contract or agreement to which Parent or Merger Sub is a party or by which Parent or Merger Sub may be bound.

(c) Neither Parent nor Merger Sub is required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the Parent’s Closing Documents or the consummation or performance of any of the transactions contemplated hereby other than filing the Articles of Merger and Plan of Merger in accordance with the requirements of the Act.

Section 3.3 Brokers or Finders.  Neither Parent nor Merger Sub nor any of the officers, directors, employees or agents of Parent or Merger Sub has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

Section 3.4 Sufficient Financial Resources.  Parent has sufficient funds to permit Parent to make the payments required to be made at the Closing pursuant to this Agreement and will have sufficient funds to permit Parent to make all Contingent Payments in accordance with Section 1.12.

ARTICLE IV
ADDITIONAL AGREEMENTS

Section 4.1 Publicity; Confidentiality.

(a) Upon the Closing, Parent and the Company shall issue a mutually agreed upon press release announcing the transactions contemplated by this Agreement.  Any other public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby by any Party will be issued, if at all, at such time and in such manner as reasonably agreed to by Parent; provided, however, that nothing contained herein will limit the Parties from making, issuing or releasing any announcements, statements or acknowledgements that solely contain information that has been previously publicly disclosed by Parent.  Subject to the foregoing, except (a) as otherwise agreed to by Parent in writing or (b) to the limited extent required by applicable Legal Requirements (after reasonable advance written notice to Parent), Seller Representative will keep this Agreement and any non-public information about the transactions contemplated hereby strictly confidential (provided, that, the Seller Representative shall be entitled to disclose the existence and terms of this Agreement as necessary to handle its obligations and enforce its rights pursuant to this Agreement and the transactions contemplated hereby) and shall not make any disclosure of the terms of this Agreement to any other Person; provided that the Seller Representative may disclose such information to its advisors or to any Seller or Lender to the limited extent necessary in the performance of its obligations hereunder provided that such advisor or Seller or Lender agrees to maintain the confidentiality of such information.

(b) From and after the Closing, except as may be required by any applicable Legal Requirements, and except as necessary to handle its obligations and enforce its rights pursuant to this Agreement and the transactions contemplated hereby, the Seller Representative will not and will cause its Affiliates not to, disclose, disseminate, divulge, discuss, copy or otherwise use any Confidential Information of the Company or Parent (including any information provided or made available to Seller Representative in the performance of its duties hereunder), and in such event, the Seller Representative agrees to (i) provide reasonable advance notice to Parent prior to any such disclosure, (ii) at Parent’s request and expense, attempt to obtain a protective order or other appropriate protection of the Confidential Information, and (iii) disclose only that portion of the Confidential Information that is legally required to be disclosed in the opinion of its outside counsel.  Notwithstanding the foregoing, the Seller Representative may disclose such Confidential Information to its advisors or to any Seller or Lender to the limited extent necessary in the performance of its obligations hereunder provided that such advisor or Seller or Lender agrees to be bound by the terms of this Section 4.1 or is bound by obligations of confidentiality at least as strict as those set forth in this Section 4.1.

Section 4.2 Employee Matters.

(a) To the extent Parent determines to transition such employees to Parent’s employee benefit plans, the employees of the Company or its Subsidiaries who continue their employment with Parent (“Continuing Employees”) will, following the Closing, be eligible to participate in the applicable employee benefit plans in which similarly situated employees of Parent participate, but not with more significant benefits or levels than similarly situated employees of Parent (and not to the extent the Continuing Employees continue to participate in any Employee Benefit Plan continued after the Closing); provided, however, that the foregoing shall in no event obligate the Surviving Company to offer (or maintain) such Employee Benefit Plans or any other benefits to, or continue the employment of, such employees for any period following the Closing Date.  To the extent that Continuing Employees participate in any of Parent’s employee benefit plans, programs, policies and arrangements following the Effective Time, including, but not limited to, any severance plan, medical plan, dental plan, life insurance plan, Code Section 401(k) arrangement, vacation program or disability plan (collectively, the “Parent Benefit Plans”), and to the extent permitted under such Parent Benefit Plans, such Continuing Employees shall receive credit for service with the Company for purposes of eligibility and vesting under the Parent Benefit Plans in which such Continuing Employees participate solely to the extent such Continuing Employees’ were credited with service under comparable plans of the Company for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service.  With respect to any Parent Benefit Plan that is a welfare benefit plan maintained by Parent for the benefit of Continuing Employees on and after the Closing Date, Parent shall use its commercially reasonable efforts, subject to the consent of its applicable third party insurance carriers to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations solely to the extent permitted under such Parent Benefit Plan and solely to the extent such requirements and limitations were waived under comparable plans maintained by the Company prior to the Effective Time, and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid from January 1, 2012 to the Closing Date by such Continuing Employees with respect to similar plans maintained by Company.

(b) Nothing contained in this Section 4.2 shall (i) limit or preclude the Company or Parent from amending or terminating any Employee Benefit Plan or (ii) amend, or be deemed to amend, any Employee Benefit Plan.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 4.2, expressed or implied, shall give or be construed to give to any Person (including, without limitation, any employee of the Company or any representative, dependent or heir thereof), any legal or equitable rights, remedy or claim hereunder or to amend or modify the terms of any Employee Benefit Plan.

Section 4.3 Indemnification of Directors and Officers of the Company.

(a) From and after the Effective Time, Parent shall cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provision under the memorandum and articles of association of the Company or equivalent organizational documents of the Company or any of its Subsidiaries as in effect on the Closing Date (the officers and directors of the Company, and all other Persons entitled to be indemnified pursuant to such provisions being referred to collectively as the “Company Indemnified Parties”) and as provided in the indemnification agreements (to the extent disclosed on Section 2.14 of the Disclosure Schedule) between the Company  and said Company Indemnified Parties.  From and after the Effective Time, Parent shall cause the memorandum and articles of association of the Surviving Company to contain the provisions with respect to exculpation from liability set forth in the Company’s memorandum and articles of association immediately prior to the execution and delivery of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of any of the Company Indemnified Parties.

(b) On or prior to the Effective Time, the Company will have obtained a non-cancelable run-off insurance policy, for the benefit of the Company Indemnified Parties, for the period commencing on the date of this Agreement and ending on the sixth anniversary of the Effective Time to provide insurance coverage for any action or omission or alleged action or omission on the part of any Company Indemnified Party prior to the Effective Time.  The cost of such insurance policy will be borne by the Company (and treated as a Company Expense to the extent not paid by the Company prior to the Closing).

(c) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 4.3.

(d) The provisions of this Section 4.3 shall survive the consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties.  This Section 4.3 may not be amended, altered or repealed without the prior written consent of the affected Company Indemnified Party.

Section 4.4 Further Assurances.  Following the Closing, the Parties shall cooperate reasonably with each other and with their respective representatives and agents in connection with any steps required to be taken as part of their respective obligations under this Agreement, and such parties agree (a) to execute and deliver to each other such other documents, and (b) to do such other acts and things, all as the other party may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

ARTICLE V
TAX MATTERS

Section 5.1 Straddle Periods.  For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Company and its Subsidiaries for any taxable period of the Company and its Subsidiaries that includes (but does not end on) the Closing Date (a “Straddle Period”), the determination of the Taxes of the Company and its Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company and its Subsidiaries for the Straddle Period, shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company and its Subsidiaries were closed at the close of the Closing Date.  However, (a) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (b) periodic taxes such as real and personal property taxes shall be apportioned ratably between such periods on a daily basis.  For the avoidance of doubt, the Company’s share of employment, payroll or similar Taxes arising from payments made under or with respect to transactions contemplated by this Agreement (the “Additional Employer Taxes”) shall be allocated to the portion of the Straddle Period prior to the Closing Date and, with respect to the First Sale Bonus Amount, will be paid to Parent at Closing by a reduction of the Upfront Payment.

Section 5.2 Responsibility for Filing Tax Returns.

(a) Filing of Tax Returns.  Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries that are filed after the Closing Date and, subject to the right to payment from the Seller Representative under the next sentence, Parent shall pay all Taxes shown as due on those Tax Returns.  Not later than two (2) days prior to the filing of any such income Tax Returns, the Seller Representative and Parent shall jointly instruct the Escrow Agent to reimburse Parent from the Indemnification Escrow Fund any Taxes shown as due on such Tax Returns (after taking into account the review process of Section 5.2(b)) that are payable pursuant to Section 6.2(c) of this Agreement.

(b) Review Rights.  Parent shall provide the Seller Representative with drafts of all Tax Returns prepared by it pursuant to Section 5.2(a) of this Agreement, but only to the extent such Tax Returns would reflect a Tax liability subject to indemnification pursuant to Section 6.2(c) of this Agreement.  The Seller Representative shall have the right to review and approve such Tax Returns during the fifteen (15) day period following the receipt of such Tax Returns, such approval not to be unreasonably withheld, conditioned or delayed.  The Seller Representative and Parent shall consult with each other and attempt in good faith to resolve any issues arising as a result of any Tax Returns described in this Section 5.2(b).  Upon resolution of all such items, the relevant Tax Return shall be timely filed on that basis.  If any dispute with respect to a Tax Return cannot be resolved after such good faith consultations, the dispute shall be resolved by submitting the disputed items to the Independent Accountants, whose determination shall be binding on the Parties.  If the dispute is not resolved prior to the due date of such Tax Return, such Tax Return shall initially be filed in the manner which Parent deems correct, subject to filing of amended Tax Returns to reflect any contrary determination by the Independent Accountants and without prejudice to any party’s rights and obligations under this Article V or Article VI of this Agreement.

Section 5.3 Cooperation on Tax Matters; Tax Contests.

(a) Parent shall have the right to conduct and control in its sole and absolute discretion any audit or dispute with any Governmental Authority relating to any Tax Returns; provided, however, that if such audit or dispute would be reasonably expected to result in an increase in Tax liability of the Lenders and Sellers or in any liability for which the Lenders have agreed to indemnify Parent, (i) Parent shall consult with the Seller Representative on the handling of any audit or dispute involving a Tax Return, and (ii) Parent shall not settle any such audit or dispute without the consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  The Seller Representative shall cooperate fully, as and to the extent reasonably requested by Parent, in connection with the filing of Tax Returns pursuant to this Article V and any audit, litigation or other Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information within its possession that are reasonably relevant to any such audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Seller Representative and Parent agree (i) to retain all books and records within their respective possession with respect to Tax matters pertinent to the Company or any Subsidiary of the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Seller Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Parent so requests, the Seller Representative shall allow Parent to take possession of such books and records in lieu of destruction.  In the event of any conflict with this Section 5.3(a) and the provisions of Section 6.6 regarding Third Party Claims, the provisions of this Section 5.3(a) shall govern.

(b) Parent, the Seller Representative and the Lenders further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the transactions contemplated hereby.

Section 5.4 Transfer Taxes.  Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne equally by the Lenders and Parent.

Section 5.5 Certain Covenants Regarding Post-Closing Matters.

(a) Parent will not make or permit to be made any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

(b) Any income, gains, deductions, losses, or other items resulting from transactions outside of the ordinary course of business and not contemplated by this Agreement occurring on the Closing Date at the direction of the Parent, but after the Closing shall be treated as occurring on the day after the Closing Date.

(c) Other than as part of a matter administered pursuant to Section 5.2 or 5.3 above, Parent will not without the Seller Representatives’ prior written consent (not to be unreasonably withheld, conditioned or delayed) cause or permit any Tax Returns that were filed by the Company or any of its Subsidiaries prior to the Closing Date or that otherwise relate (in whole or in part) to any Pre-Closing Tax Period to be amended if such amendment will cause or increase an obligation to indemnify hereunder on the part of the Sellers. If any dispute with respect to a Tax Return cannot be resolved after good faith efforts, the dispute shall be resolved by submitting the disputed items to the Independent Accountants, whose determination shall be binding on the Parties.  If the dispute is not resolved prior to the due date of such Tax Return, such Tax Return shall initially be filed in the manner which Parent deems correct, subject to filing of amended Tax Returns to reflect any contrary determination by the Independent Accountants and without prejudice to any party’s rights and obligations under this Article V or Article VI of this Agreement.

ARTICLE VI
INDEMNIFICATION

Section 6.1 Survival; Investigations.  Except in the case of Fraud, the representations and warranties of the Company set forth in this Agreement shall expire on the eighteen (18) month anniversary following the Closing Date, except that (i) the representations and warranties set forth in Section 2.15 (Intellectual Property) shall expire on the Release Date; and (ii) the Fundamental Representations shall survive the Closing indefinitely, except that the representations and warranties set forth in Section 2.7 (Taxes) shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof; provided, however, that if a notice pursuant to Section 6.6(a) or Section 6.7 (a “Claim Notice”) with respect to a particular representation or warranty of any Party is given to such Party on or prior to the applicable expiration date of such representation or warranty, then, notwithstanding anything to the contrary contained in this Section 6.1, the claim asserted in such Claim Notice shall survive until such time as such claim is fully and finally resolved, regardless of when the Damages in respect thereof may actually be incurred, and the indemnitee shall have the right to commence Legal Proceedings subsequent to the survival date for the enforcement of its rights under this Article VI.  The representations and warranties made by Parent and Merger Sub in this Agreement shall survive the Closing indefinitely.  All obligations of the Parties under the covenants contained in this Agreement shall survive the Closing until fully performed. The right to indemnification, reimbursement, or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

Section 6.2 Indemnification by the Lenders.  From and after the Effective Time, each Lender shall, severally and not jointly and in accordance with their respective Lender Percentage, defend, indemnify and hold harmless Parent, its Affiliates, and their respective officers, directors, shareholders, employees, representatives, agents, successors and assigns (collectively, the “Parent Indemnified Persons”) from, and shall reimburse the Parent Indemnified Persons for, any Damages, whether or not involving a Third-Party Claim, directly or indirectly resulting from or arising out of:

(a) any untruth, error or breach of any representation or warranty made by the Company in this Agreement, or in any schedule, certificate or document delivered by the Company at the Closing pursuant to this Agreement, in each case disregarding (except for purposes of Section 2.3(a) and Section 2.18(a)) the terms “material,” “materiality,” and “Material Adverse Effect”;

(b) any non-fulfillment or breach by the Company of any covenant, agreement or obligation contained in this Agreement;

(c) any (A) Taxes which are unpaid as of the Closing Date and which are imposed on or otherwise payable by Parent, the Company or any of their respective Subsidiaries with respect to any Pre-Closing Tax Period (including, without limitation, with respect to any Pre-Closing Tax Period included in any Straddle Period pursuant to Section 5.1 of this Agreement), other than to the extent any Taxes specifically recorded as a liability or accrual in the Closing Date Balance Sheet and expressly taken into account in the calculation of Closing Date Net Working Capital Amount, (B) Taxes of any Person imposed on the Company or any of its Subsidiaries (1) pursuant to Section 1.1502-6 of the Treasury Regulations, (2) as a transferee or successor, or (3) by any Company Contract or pursuant to any Legal Requirement, which taxes relate to an event or transactions occurring prior to the Closing Date; or (C) Tax, penalty or other Damages incurred by Parent, the Company or any of their respective Subsidiaries pursuant to Section 280G of the Code in connection with the transactions contemplated by this Agreement; or (D) any Additional Employer Taxes (excluding the Additional Employer Taxes taken into account in the calculation of the Upfront Purchase Price);

(d) any Company Expenses and Indebtedness (except to the extent set forth in the Closing Certificate and Annex B, respectively);

(e) any inaccuracy in Annex B;

(f) any claim, action, demand or Proceeding (A) by a holder of Options and/or Warrants in respect thereof (including their treatment under this Agreement), (B) by any Person asserting such Person (i) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any shares of, or any other voting, equity, or ownership interest in, the Company or its Subsidiaries, or (ii) is entitled to all or any portion of the purchase price payable hereunder (except as otherwise contemplated herein), or (iii) alleging a breach of fiduciary duty by the Company Indemnified Persons or significant Shareholders in connection with the transactions contemplated by this Agreement or any bridge or other financing of the Company or (iv) (except as set forth on Annex B) is entitled to any Sale Bonus or any other transaction bonus payable with respect to the Merger or other transactions contemplated hereby; or

(g) the exercise by any Shareholder of dissenter’s rights in connection with the Merger and any payments to any Person that was a holder of Company Shares immediately prior to the Effective Time in respect of such Person’s Dissenting Shares, to the extent such payments exceed the cash amount to which Person would have been entitled pursuant to Section 1.4 hereof in respect of such Dissenting Shares if such Person had not exercise dissenter’s rights in respect thereof (collectively with Section 6.2(f), “Special Indemnity Matters”).

For avoidance of doubt, the adoption and approval of this Agreement by the Shareholders pursuant to the Required Company Shareholder Vote shall constitute approval of this Article VI, the Indemnification Escrow Agreement and all of the arrangements relating thereto, including the appointment of the Seller Representative.

Section 6.3 Indemnification by Parent.  From and after the Effective Time, Parent shall defend, indemnify and hold harmless the Lenders and Shareholders and their respective Related Persons, representatives and agents (collectively, the “Seller Indemnified Persons”) from, and shall reimburse the Seller Indemnified Persons for, any Damages, whether or not involving a Third-Party Claim, directly or indirectly resulting from or arising out of:

(a) any untruth, error or breach of any representation or warranty made by Parent or Merger Sub in this Agreement, or in any schedule, certificate or document delivered by Parent or

Merger Sub at the Closing pursuant to this Agreement, in each case disregarding the terms “material” and “materiality”;

(b) any non-fulfillment or breach of any covenant, agreement or obligation of Parent or Merger Sub in this Agreement; or

(c) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Parent (or any Person acting on its behalf) in connection with the transactions contemplated hereby.

Section 6.4 Limitations on Indemnification by the Lenders.

(a) The Lenders will have no indemnification liability under Section 6.2(a) (other than with respect to a breach of any Fundamental Representation or any of the representations and warranties set forth in Section 2.15(e)) until the total amount of Damages incurred by the Parent Indemnified Persons thereunder exceeds two hundred fifty thousand dollars ($250,000) (the “Basket”), in which case the Lenders will be responsible for the full amount of the Damages in excess of one hundred thousand dollars ($100,000).  No claim for Damages pursuant to Section 6.2(a) (other than with respect to a breach of any Fundamental Representation or any of the representations and warranties set forth in Section 2.15(e)) of seven thousand five hundred dollars ($7,500) or less shall be counted or otherwise aggregated for purposes of determining whether the Basket has been met; provided that (i) related claims (regardless of value) shall be aggregated for purposes of calculating the seven thousand five hundred dollar ($7,500) threshold, and (ii) in the event the aggregate of all such claims for Damages (or series of related claims for Damages) that are excluded from the Basket pursuant to the foregoing exceeds fifty thousand dollars ($50,000), then the amount of all such claims for Damages (or series of related claims for Damages) shall count towards the Basket.

(b) Recovery from the Indemnification Escrow Fund and, in addition, solely with respect to claims for Damages relating to Special Indemnity Matters, the Special Escrow Fund, pursuant to the Indemnification Escrow Agreement, plus the right to set-off against thirty percent (30%) of any Milestone Payments then payable (including, for the avoidance of doubt, to the extent such amount would have otherwise been payable to a Seller) shall be the sole and exclusive recourse of the Parent Indemnified Persons with respect to any claim for Damages under Section 6.2(a) (provided, that, such limitation shall not apply to any Damages based on a claim that relates to the inaccuracy or breach of any of the Fundamental Representations or a claim of Fraud); provided, however, that Parent may set-off any claims for Damages in excess of such limitation against thirty percent (30%) of any additional Milestone Payments that become payable at a later time.

(c) Each Lender’s maximum liability for Damages shall not exceed (after taking into account all claims for indemnification) the amount of proceeds actually received by such Lender (or its permitted designee or assignee) pursuant to this Agreement (after giving effect to the Lender Side Letter), but including amounts each Lender otherwise would have received as Milestone Payments (after giving effect to the Lender Side Letter) but for Section 6.4(b) or Section 6.4(d) (which amounts shall be solely payable through such set-off rights under Section 6.4(b) or Section 6.4(d)).  Notwithstanding the foregoing, all Lenders that are Affiliates shall be jointly and severally liable for such Affiliates with respect to any claims hereunder.  For avoidance of doubt, the Parent Indemnified Persons shall not be entitled to recover Damages for any matter for which they have previously recovered fully such Damages from Lenders by operation of another claim or provision under this Agreement.

(d) The limitations set forth in clauses (a) and (b) of this Section 6.4 shall not apply to Damages pursuant to any other clause of Section 6.2.  Subject to the limitations set forth in this Section 6.4, if at the time any Milestone Payments are due and payable there shall be any outstanding claim pursuant to Section 6.2, the amount of Damages with respect to which shall not have been finally determined, then the amount of such Milestone Payments shall be reduced by the amount of Damages the Parent Indemnified Persons reasonably estimated to be subject to such indemnification claim and that is set forth in the Claim Notice (taking into account the information then available to the Parent Indemnified Persons).  If the final amount of Damages for such indemnification claim is less than the amount by which such Milestone Payment was reduced for such claim, then Parent shall promptly distribute the difference in accordance with the provisions set forth in Article I.

(e) Parent shall exhaust the Indemnification Escrow Fund, and, solely with respect to claims for Damages relating to Special Indemnity Matters, the Special Escrow Fund, and set-off against any available Milestone Payments, if pending, before proceeding to recover amounts directly from any Lender in satisfaction of any indemnification claim pursuant to Section 6.2.

(f) Notwithstanding anything to the contrary in this Agreement, to the extent that an Indemnified Person receives insurance proceeds as a result of any Damages, the Indemnified Person shall pay the amount of such insurance proceeds to the Indemnifying Person promptly after such insurance proceeds are actually received by the Indemnified Person; provided that (i) the Indemnifying Person shall not be entitled to any such insurance proceeds in excess of the indemnification payment or payments actually received from the Indemnifying Person by the Indemnified Person with respect to such Damages and (ii) the Indemnifying Person shall only be entitled to such insurance proceeds to the extent any amounts actually received from the Indemnifying Person by the Indemnified Person with respect to such Damages plus the amount of such insurance proceeds exceed the amount of such loss to the Indemnified Person; provided, however, the amount of any such payment to an Indemnifying Person shall be reduced to account for collection costs and the cost, if any, incurred by the Indemnified Person for any related deductibles or retentions or increased insurance premiums or retroactive premiums.

(g) The amount of any Damages subject to indemnification under this Agreement shall initially be calculated without regard to any Tax Benefit. If the Indemnified Person actually receives a Tax Benefit on account of such Damages, the Indemnified Person shall promptly pay to the Person or Persons that made such indemnification payment the amount of such Tax Benefit to the extent that such Tax Benefit is actually realized by the Indemnified Person. For purposes hereof, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which are paid or otherwise would have been paid, if such Damages had not been incurred, calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Damages for which indemnification was made and treating such Tax items as the last items claimed for any taxable year.

(h) From and after the Closing, the remedies provided for in this Article VI shall be exclusive and shall preclude assertion by any Parent Indemnified Persons of any other rights or the seeking of any Damages arising under this Agreement other than for actions for specific performance or other equitable remedies.

Section 6.5 Limitations on Indemnification by Parent.  Notwithstanding anything contained herein to the contrary, the obligation of Parent to indemnify the Seller Indemnified Persons pursuant to Section 6.3 of this Agreement is subject solely to the following limitations and qualifications:

(a) In no event shall the indemnification liability of Parent exceed the total amount payable by Parent as the Upfront Purchase Price together with any Final Adjustment Amounts,

Milestone Payments and Contingent Payments, if any, payable by Parent pursuant to this Agreement, plus the Indemnification Escrow Amount, Special Escrow Amount, Expense Fund Amount and Company Expenses.

(b) From and after the Closing, the remedies provided for in this Article VI shall be exclusive and shall preclude assertion by any Seller Indemnified Persons of any other rights or the seeking of any Damages arising under this Agreement other than for actions for specific performance or equitable remedies.

Section 6.6 Third-Party Claims.

(a) Promptly after receipt by a Person entitled to indemnity under Sections 6.2 or 6.3 (an “Indemnified Person”) of notice of the assertion of any claim against any Indemnified Person by a third party (a “Third-Party Claim”), such Indemnified Person shall give notice to Parent or the Seller Representative, as applicable, of the assertion of such Third-Party Claim, provided that the failure to notify Parent or the Seller Representative, as applicable, will not relieve the Person obligated to indemnify hereunder (an “Indemnifying Person”) of any liability that it may have to any Indemnified Person, except to the extent that (and only to the extent that) such failure is demonstrated by the Indemnifying Person to have actually caused the Damages for which it is obligated to pay hereunder to be greater than such Damages that would have been payable had the Indemnified Person given the prompt notice required hereby.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 6.6(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim) to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person, subject to the Indemnified Person’s right to participate in such defense at its own expense.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article VI for any fees of the Indemnified Person’s counsel with respect to the defense of such Third-Party Claim subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation or to the extent incurred at the Indemnifying Person’s request in connection with its defense of the claim.  If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of any Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person to the extent such damages exceed the amounts then available in the Indemnification Escrow Fund and Special Escrow Fund and not subject to pending claims; and (iii) the Indemnified Person shall have no liability (beyond the amounts then available in the Indemnification Escrow Fund and Special Escrow Fund and not subject to pending claims) with respect to any compromise or settlement of such Third-Party Claims effected without its consent.  In the event of any such compromise or settlement with respect to a Third-Party Claim in which the Seller Representative has assumed the defense, the Seller Representative and Parent will jointly instruct the Escrow Agent to release such amount (to the extent of available amounts not subject to claims for indemnification by the

Parent Indemnified Persons hereunder) out of the Special Escrow Fund to the Seller Representative (for payment to the applicable third party), or, at the request of the Seller Representative, to the applicable third party to whom the payments are owed, upon presentation by the Seller Representative of reasonable documentation evidencing the amount of such settlement or compromise within five days after presentation of such documentation.  If the Seller Representative assumes defense of a Third-Party Claim relating to a Special Indemnity Matter, the Seller Representative shall be entitled to recover all legal, accounting and advisory fees incurred by the Seller Representative in connection with the defense, settlement or compromise of such Third-Party Claim (even if, for the avoidance of doubt, the Indemnified Person has not consented to such settlement or compromise) out of the Special Escrow Fund, and the Seller Representative and Parent will jointly instruct the Escrow Agent to release such amounts (to the extent of available amounts not subject to claims for indemnification by the Parent Indemnified Persons hereunder) to the Seller Representative upon presentation by the Seller Representative of reasonable documentation evidencing any such legal, accounting or advisory fees within five days after presentation of such documentation.  If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) days thereafter, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnified Person may continue or assume the defense of such claim.  The Indemnified Person shall have the right to settle, adjust or compromise such Third-Party Claim; provided, however, that if such settlement, adjustment or compromise is effected without the consent of the Seller Representative (not to be unreasonably withheld), the amount of such settlement, adjustment or compromise shall not be conclusive of the existence of an indemnifiable loss or the amount of Damages.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, or such Third-Party Claim involves any material matter beyond the scope of the indemnification obligations hereunder, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim.  The Indemnified Person shall have the right to settle, adjust or compromise such Third-Party Claim; provided, however, that if such settlement, adjustment or compromise is effected without the consent of the Seller Representative (not to be unreasonably withheld), the amount of such settlement, adjustment or compromise shall not be conclusive of the amount of Damages.

(d) With respect to any Third-Party Claim subject to indemnification under this Article VI:  (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed in all material respects of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(e) With respect to any Third-Party Claim subject to indemnification under this Article VI, the Parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges.  In connection therewith, each Party agrees that:  (i) it will use reasonable best efforts, in respect of any Third-Party Claim in which it has assumed or has participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any Parties hereto and counsel responsible for or participating in the defense of any Third-Party Claim will, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

Section 6.7 Procedure For Indemnification – Other Claims.  A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to Parent or the Seller Representative, as applicable.  Such notice shall contain (to the extent then known) (a) a description and the amount of any Damages incurred or reasonably expected or estimated to be incurred by the Indemnified Person, (b) a statement that the Indemnified Party is entitled to indemnification under Section 6.2 or Section 6.3, as applicable, for such Damages and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Damages (to the extent then known or an estimate thereof).

Section 6.8 Calculation of Damages.  For purposes of calculating the amount of Damages to which the Parent Indemnified Persons and Seller Indemnified Persons are entitled under this Article VI, the terms “material,” “materiality,” and “Material Adverse Effect” will be disregarded.

Section 6.9 Treatment of Indemnification Payments.  Any payments made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the purchase price payable hereunder for all Tax purposes.

ARTICLE VII
GENERAL PROVISIONS

Section 7.1 Expenses; Late Payments.  Except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.  All payments past due under this Agreement will be made together with interest at the prime rate as reported by the Wall Street Journal on the initial date such payments were due hereunder, which interest will begin accruing on such date and end on the date the payment is made.

Section 7.2 Assignment; No Third Party Beneficiaries.  No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties, except that Parent may assign any of its rights and delegate any of its obligations under this Agreement (a) to any Affiliate of Parent, and (b) in connection with the sale of all or substantially all of the capital stock or assets of or any business combination transaction involving Parent or any of its Subsidiaries, and Parent may collaterally assign its rights hereunder to any financial institution providing financing to Parent in connection with the transactions contemplated hereby or otherwise; provided, that, Parent provides written notice to the Seller Representative of such assignment and, in the event of an assignment of Parent’s obligations hereunder, the assignee thereof agrees in writing to be bound as Parent and the Surviving Company hereunder and provided further that no such assignment or delegation shall relieve Parent of any obligation or liability hereunder.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.  Except as expressly set forth herein, nothing in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a permitted successor or assignee pursuant to this Section 7.2 and except that (i) the Seller Indemnified Persons (acting solely through the Seller Representative) and Parent Indemnified Persons are express third party beneficiaries of Article VI of this Agreement and (ii) the Lenders (acting solely through the Seller Representative) are third party beneficiaries of their rights to receive amounts due and payable under Article I of this Agreement.

Section 7.3 Notices.  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given, delivered and received when (a) upon receipt when delivered by hand, (b) upon transmission, if sent by facsimile with confirmation of transmission by the transmitting equipment, (c) three (3) Business Days after being sent, if sent by certified mail, return receipt requested, or (d) one (1) Business Day after being sent, if sent by a nationally recognized overnight delivery service (with proof of delivery), in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a Party may designate by written notice to the other Parties):

If to the Seller Representative:

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@shareholderrep.com
Facsimile No.: (415) 399-0556
Telephone No.: (303) 648-4085
With copies (which shall not constitute notice) to: Cooley LLP 3175 Hanover Street Palo Alto, California 94304 Attn: Mark Weeks and Laura Medina Telephone: (650) 843-5000 Facsimile: (650) 849-7400

If to Parent or the Surviving Company: Luminex Corporation 12212 Technology Blvd Austin, Texas 78727 Attention: David S. Reiter Telephone: (512) 381-3238 Facsimile: (512) 219-6325
With copies (which shall not constitute notice) to:

Bass, Berry & Sims, PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attn:  Howard H. Lamar III
      Ryan D. Thomas
Telephone:  (615) 742-6209
Facsimile:  (615) 742-2709

Section 7.4 Entire Agreement; Disclosure Schedule.  This Agreement (together with the Annexes, Schedules and Exhibits attached to this Agreement and the other documents delivered pursuant to this Agreement) constitutes the entire agreement among the Parties and supersedes all prior agreements, whether written or oral, between the Parties with respect to the subject matter hereof and thereof. Nothing in any schedule attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such schedule identifies the exception with reasonable particularity and detail.  Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself.

Section 7.5 Amendment; Waiver; Remedies Cumulative.  This Agreement may not be amended except by a written agreement signed by Parent and the Seller Representative.  Neither the failure nor any delay by any Party in exercising any right under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.  To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.  The rights and remedies of the Parties to this Agreement are cumulative and not alternative.

Section 7.6 Severability.  If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force and effect without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause is so significant as to materially affect the expectations of the applicable Party regarding this Agreement.  Otherwise, any invalid or unenforceable provision shall be replaced by Parent and the Seller Representative with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

Section 7.7 Headings; Construction.  The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All Annexes, Exhibits and Schedules to this Agreement are incorporated into and constitute an integral part of this Agreement as if fully set forth herein.  All words used in this Agreement will be construed to be of such gender or number as the context requires.  The word “including” shall be read as “including but not limited to” and otherwise shall be considered illustrative and non-limiting.  All references to dollars or “$” in this Agreement will be to U.S. dollars.  Unless expressly provided otherwise, all references to “ordinary course of business” shall mean consistent with past practice and custom (including, without limitation, with respect to amount, timing, scope, quality, quantity and frequency).  The language used in the Agreement will be construed, in all cases, according to its fair meaning, and not for or against any Party hereto.  The Parties acknowledge that each Party has reviewed this Agreement with competent counsel of its choosing and that rules of construction to the effect that any ambiguities are to be resolved against the drafting Party will not be available in the interpretation of this Agreement.

Section 7.8 Execution of Agreement; Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile, or by .pdf or similar imaging transmission, will constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by facsimile, or by .pdf or similar imaging transmission, will be deemed to be their original signatures for any purpose whatsoever.

Section 7.9 Governing Law.  This Agreement, and any claims that arise out of or result from this Agreement, will be governed by and construed under the laws of the State of Delaware without regard to any conflicts of laws principles that would require the application of any other law.

Section 7.10 Submission to Jurisdiction.  In any action or Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware; and (b) agrees that all claims in respect of such action or Proceeding must be heard and determined exclusively in such courts.

Section 7.11 Enforcement of Agreement.  The Parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement could not be adequately compensated by monetary damages.  Accordingly, each Party hereto agrees that, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, each Party hereto will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the provisions of this Agreement, without posting any bond or other undertaking.

Section 7.12 Waiver of Jury Trial.  THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY

PERTAINING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.  ANY PARTY MAY FILE A COPY OF THIS SECTION 7.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT BETWEEN THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING OR ACTION WHATSOEVER BETWEEN THE PARTIES RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A TRIAL.

Section 7.13 Independence of Covenants, Representations and Warranties.  All covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain covenant, the fact that such action or condition is permitted by another covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such initial covenant.  In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

Section 7.14 Seller Representative.

(a) The Lenders and Sellers hereby acknowledge and agree that Shareholder Representative Services LLC shall be constituted and appointed as agent and attorney-in-fact (the foregoing Person and any other Person duly acting in such capacity as authorized hereunder from time to time, the “Seller Representative”) for and on behalf of each Seller and Lender to give and receive notices and communications, to agree to, negotiate and enter into, on behalf of the Sellers and Lenders, amendments, settlements, consents and waivers under this Agreement and the Indemnification Escrow Agreement, to take such other actions as authorized by this Agreement or the Indemnification Escrow Agreement, including actions in connection with the determination of the Final Adjustment Amount pursuant to Section 1.6 and Contingent Payments pursuant to Section 1.12 of this Agreement, and to take all actions necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing. Such agency may be changed by a vote or written consent of the Lenders representing a majority-in-interest of the outstanding principal amount of all Indebtedness held by the Lenders as of immediately prior to the Effective Time (the “Majority Lenders”), from time to time upon not less than ten (10) days’ prior written notice to Parent.  If at any time the Seller Representative resigns, dies or becomes incapable of acting, the Majority Lenders shall immediately choose another Person to act as the Seller Representative under this Agreement.  In the event any such resignation shall be effective prior to a new Seller Representative being appointed and having confirmed his acceptance of such appointment in writing to Parent, Bill Gerber shall serve as the Seller Representative until another Seller Representative shall have been approved by the Majority Lenders. All acts and decisions of the Seller Representative in connection with the settlement of any indemnification related claim shall be binding on all the Sellers, Lenders and Seller Indemnified Persons.  Notices or communications to or from the Seller Representative shall constitute notice to or from each of the Sellers and Lenders.

(b) This appointment and power of attorney shall be deemed as coupled with an interest and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law, whether by the death, incapacity, liquidation or dissolution of any of the Sellers or Lenders or the occurrence of any other event or events, and the Seller Representative may not terminate this power of attorney with respect to any Seller or Lender or any Seller’s or Lender’s successors or assigns without the consent of Parent.  A decision, act, consent or instruction of the Seller

Representative in respect of any action under this Agreement or the Indemnification Escrow Agreement shall constitute a decision of all of the Sellers and Lenders and any other Seller Indemnified Person, whether or not there was any prior consultation with or contrary instructions from any Seller or Lender, and shall be final, binding and conclusive upon each such Seller and Lender and other Seller Indemnified Persons, and Parent may conclusively rely upon any decision, act, consent or instruction of the Seller Representative hereunder or under the Indemnification Escrow Agreement as being the decision, act, consent or instruction of each and every such Seller and Lender and any other Seller Indemnified Persons.  Parent is hereby irrevocably relieved from any liability to any Person (including any Seller or Lender or any other Seller Indemnified Persons) for any acts done by them in accordance with such decision, act, consent or instruction of the Seller Representative.

(c) The Seller Representative will incur no liability of any kind with respect to any action or omission in connection with the Seller Representative’s services pursuant to this Agreement and the Indemnification Escrow Agreement, except in the event of liability directly resulting from the Seller Representative’s gross negligence, bad faith or willful misconduct.  The Lenders shall, severally and not jointly and in accordance with their respective Lender Percentage, indemnify, defend and hold harmless the Seller Representative and its successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) (collectively, “Representative Losses”) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Seller Representative pursuant to the terms of this Agreement, in each case as such Representative Loss is incurred; provided, however, that no Lender shall be liable to the Seller Representative for any amount in excess of the amount of proceeds actually received pursuant to the Agreement; provided that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence or willful misconduct of the Seller Representative, the Seller Representative will reimburse the Lenders the amount of such indemnified Representative Loss attributable to such gross negligence or willful misconduct.  If not paid directly to the Seller Representative by the Lenders or from the Expense Fund Amount, such losses, liabilities and expenses may be recovered by the Seller Representative, after the Expense Fund Amount has been exhausted, from the Indemnification Escrow Fund or Special Escrow Fund otherwise distributable (when distributable) to the Lenders (and not distributed or distributable to a Parent Indemnified Person) and from any Contingent Payments otherwise payable to the Sellers (and not subject to set-off) without the requirement of any consent or approval of Parent, the Surviving Company or any other Person (and the Seller Representative may provide for such payment in any instruction delivered to the Escrow Agent (in the case of an amount from the Indemnification Escrow Fund or Special Escrow Fund) or by written instruction to Parent).  All of the indemnities, immunities and powers granted to the Seller Representative under this Agreement shall survive the termination of this Agreement.  The Expense Fund Amount shall be held by Seller Representative as agent and for the benefit of the Sellers and Lenders in a segregated client bank account and shall be used solely for the purposes of paying directly or reimbursing Seller Representative for any Representative Losses pursuant to this Agreement. The Sellers and Lenders shall not receive interest or other earnings on the Expense Fund Amount.  The Seller Representative shall, at such time as it determines in its sole discretion after the Indemnification Escrow Fund has been released and all pending matters have been resolved, distribute any amount remaining in the Expense Fund Amount to Parent for distribution to the Sellers or Lenders in accordance with Section 1.13 and the instructions by the Seller Representative which Parent and the Surviving Company may conclusively rely upon.  For Tax purposes, the Expense Fund Amount shall be treated as having been received and voluntarily set aside by the Sellers and Lenders at the time of Closing.

Section 7.15 Conflict of Interest.  If the Seller Representative so desires, acting on behalf of the Lenders and Sellers and without the need for additional consent or waiver by the Surviving Company or Parent, Cooley LLP (“Cooley”) shall be permitted to represent the Seller Representative after the Closing with respect to any matters related to this Agreement or any disagreement or dispute relating thereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PARENT:
LUMINEX CORPORATION

By: Name: Title:	/s/ Harriss T. Currie Harriss T. Currie Chief Financial Officer, Vice President, Finance and Treasuer

MERGER SUB:
GROUPER MERGER SUB, INC.

By: Name: Title:	/s/ Harriss T. Currie Harriss T. Currie Chief Executive Officer and President

COMPANY:
GENTURADX, INC.

By: Name: Title:	/s/ Mark N.K. Bagnall Mark N.K. Bagnall Chief Executive Officer

SELLER REPRESENTATIVE:
Shareholder Representative Services LLC, solely in its capacity as the Seller Representative

By: Name: Title:	/s/ W. Paul Koenig W. Paul Koenig Managing Director

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Index of Terms Defined Elsewhere in this Agreement

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
2013 Target	Section 1.12(b)(i)
2014 Target	Section 1.12(b)(i)
2015 Target	Section 1.12(b)(i)
Acquired Business	Section 1.12(e)
Act	Recital A
Additional Employer Taxes	Section 5.1
Adjustment Objection Notice	Section 1.6(c)
Aggregate Annual Revenue Payments	Section 1.12(b)
Agreement	First Paragraph
Annual Revenue Payment	Section 1.12(b)
Annual Revenue Targets	Section 1.12(b)(i)
Articles of Merger	Section 1.7
Audited Financial Statements	Section 2.3(a)
Basket	Section 6.4(a)
Business Disposition	Section 1.12(e)
Claim Notice	Section 6.1
Closing	Section 1.7
Closing Amounts	Section 1.6(b)
Closing Certificate	Section 1.6(a)
Closing Date	Section 1.7
Closing Date Balance Sheet	Section 1.6(b)
Closing Date Net Working Capital Amount	Section 1.6(b)
Closing Date Purchase Price	Section 1.6(b)
Closing Payment Certificate	Section 1.8(a)(x)
Company	First Paragraph
Company Indemnified Parties	Section 4.3
Company Real Property Leases	Section 2.6(a)
Company’s Closing Documents	Section 2.2(a)
Company Share Certificate	Section 1.11(a)
Consolidating Business	Section 1.12(e)
Contingent Payment Calculation	Section 1.12(b)(ii)
Contingent Payment Objection Notice	Section 1.12(b)(ii)
Contingent Payments	Section 1.12(b)
Contingent Revenue Payments	Section 1.12(b)
Continuing Employees	Section 4.2(a)
Cooley	Section 7.15
Copyrights	Intellectual Property Definition
Corporate Transaction	Section 1.12(e)
D&O Letter	Section 1.8(a)(iii)
Debt Payoff Letters	Section 1.8(a)(iv)
Development Milestones	Section 1.12(a)(ii)
Disclosure Schedule	Article II
Dissenting Shares	Section 1.14
Domain Names	Intellectual Property Definition
Effective Time	Section 1.7
Employee Benefit Plans	Section 2.9(a)
Employment Agreements	Section 1.8(a)(i)
Excess International Employee Benefits	Section 2.9(b)
Expense Payoff Letters	Section 1.8(a)(iv)
FDA	Section 2.22(a)
FDA Law and Regulation	Section 2.22(a)
FD&C Act	Section 2.22(a)
FD&C Act Permits	Section 2.22(h)
Final Adjustment Amounts	Section 1.6(f)
Financial Statements	Section 2.3(a)
First Development Milestone	Section 1.12(a)(i)
First Development Milestone Payment	Section 1.12(a)(i)
In-Bound IP Licenses	Section 2.15(c)
Indemnification Escrow Account	Section 1.5(d)
Indemnification Escrow Agreement	Section 1.5(d)
Indemnified Person	Section 6.6(a)
Indemnifying Person	Section 6.6(a)
Independent Accountants	Section 1.6(d)
Infringe (or) Infringing	Section 2.15(e)
International Employee	Section 2.9(b)
International Employee Benefits	Section 2.9(b)
International Employee Benefit Plan	Section 2.9(b)
IP Licenses	Section 2.15(d)
Majority Lenders	Section 7.14(a)
Letter of Transmittal	Section 1.11(b)
License Letter	Section 6.6(a)
Material Company Contracts	Section 2.14(a)
Material Vendors	Section 2.20(a)
Measurement Period	Section 1.12(b)
Merger	Section 1.1
Merger Sub	First Paragraph
Merger Sub Common Shares	Section 1.4(b)(ii)
Milestone Payments	Section 1.12(a)
Out-Bound IP Licenses	Section 2.15(d)
Parent	First Paragraph
Parent Benefit Plans	Section 4.2(a)
Parent Indemnified Persons	Section 6.2
Parent’s Closing Documents	Section 3.2(a)
Party or Parties	First Paragraph
Patents	Intellectual Property Definition
Paying Agent	Section 1.5(a)
Plan of Merger	Section 1.7
Real Property	Section 2.6(a)
Reference Balance Sheet	Section 2.3(a)
Reference Balance Sheet Date	Section 2.3(a)
Registered Intellectual Property	Section 2.15(a)
Registrar	Section 1.7
Required International Employee Benefits	Section 2.9(b)
Representative Losses	Section 7.14(c)
Second Development Milestone	Section 1.12(a)(ii)
Second Development Milestone Payment	Section 1.12(a)(ii)
Seller Indemnified Persons	Section 6.3
Seller Representative	Section 7.14(a)
Shareholder Releases	Section 1.8(a)(viii)
Special Indemnity Matters	Section 6.2(g)
Software	Intellectual Property
Straddle Period	Section 5.1
Surviving Company	Section 1.1
Systems	Section 2.15(k)
Tax Benefit	Section 6.4(g)
Third-Party Claim	Section 6.6(a)
Third Party Manufacturer	Section 2.22(d)
Trade Secrets	Intellectual Property Definition
Trademarks	Intellectual Property Definition
Unaudited Financial Statements	Section 2.3(a)
Upfront Purchase Price	Section 1.5(b)
U.S. Employee Benefit Plan	Section 2.9(a)

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Annex A:

“2010 Debt Facility” means (i) that certain Consent and Note Exchange Agreement among the Company, Bay City Capital Fund V, L.P., and Bay City Capital Fund V Co-Investment Fund, L.P., dated June 29, 2010, and those certain secured convertible promissory notes issued pursuant thereto and (ii) that certain Note and Warrant Purchase Agreement among the Company, the Lenders, dated June 29, 2010, as amended, and those certain secured convertible promissory notes issued pursuant thereto.

“2011 Debt Facility” means that certain Note and Warrant Purchase Agreement, among the Company and the Lenders, dated April 4, 2011, as amended, and those certain secured convertible promissory notes issued pursuant thereto.

“2010 Debt Repayment Amount” means the amount equal to the outstanding Indebtedness owed to the Lenders by the Company or its Subsidiaries as of immediately prior to the Closing pursuant to the 2010 Debt Facility, as set forth on Annex B.

“2011 Debt Repayment Amount” means the amount equal to the outstanding Indebtedness owed to the Lenders by the Company or its Subsidiaries as of immediately prior to the Closing pursuant to the 2011 Debt Facility, as set forth on Annex B.

“2010 Lender Percentage” shall, with respect to a Lender, mean the 2010 Lender Percentage set forth on Annex B.

“2011 Lender Percentage” shall, with respect to a Lender, mean the 2011 Lender Percentage set forth on Annex B.

“A/B Side Letter” means the letter agreements by and between the Company and certain holders of the Company’s Series A Preferred Shares and Series B Preferred Shares dated on or about July 6, 2012 with respect to certain payments to be made by the Company to such Shareholders and providing for general releases of claims by such Shareholders.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

“Broad Based Sale Bonus Percentage” means, with respect to a Sale Bonus Participant, the Broad Based Sale Bonus Percentage set forth with respect to such Sale Bonus Participant on Annex B.

“Business” means the business of the Company and its Subsidiaries as presently conducted, which includes development, manufacturing and commercialization of clinical instrument systems, assay cartridges, assays and system software.

“Business Day” means any day other than Saturday or Sunday or any other day which banks in New York are permitted or required to be closed.

“COBRA” means the Consolidated Omnibus Reconciliation Act of 1986, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means Software that (a) is generally commercially available and licensed to the Company or any of its Subsidiaries pursuant to standard license terms or a non-negotiated “off-the-shelf”, “shrinkwrap”, “clickwrap” or website terms of use or terms of service; (b) has not been modified or customized for the Company or any of its Subsidiaries; and (c) is licensed to the Company or any of its Subsidiaries for a one-time fee or an annual fee of ten thousand dollars ($10,000) or less.

“Common Shares” means the Common Shares, par value US $0.001 each, of the Company.

“Company Contract” means any commitment, understanding, arrangement, instrument, indenture, bond, note, purchase or sale order, proposal, bid, lease, contract or agreement (whether written or oral) (a) under which the Company or any of its Subsidiaries has or may acquire any rights or benefits, (b) under which the Company or any of its Subsidiaries has or may become subject to any obligation or liability, or (c) by which the Company or any of its Subsidiaries or any of the assets owned or used by the Company or any of its Subsidiaries is or may become bound (and includes, without limitation, the Company Real Property Leases).

“Company Expenses” means (a) all of the fees, charges, expenses and other costs incurred by or on behalf of the Company and its Subsidiaries in connection with the negotiation of this Agreement, the performance of the Company’s obligations hereunder and the preparation for and consummation of the transactions contemplated hereby (including all of the fees, expenses and other costs of legal counsel, investment bankers, brokers, accountants and other representatives and consultants to the Company or any of its Subsidiaries), including any such expenses of any Seller or Lender that the Company or any of its Subsidiaries agrees to reimburse in connection with the transactions contemplated by this Agreement and which are not paid directly by the Sellers or Lenders, whether or not such fees, expenses or costs have been assessed or billed prior to the Closing Date, in each case to the extent that such fees, charges, expenses and other costs have not been paid by the Company in cash on or prior to Closing or reflected in the calculation of Net Working Capital, but excluding, for the avoidance of doubt, all Sale Bonuses, (b) half of the costs, expenses, and liabilities of the Escrow Agent to which the Escrow Agent is entitled under the Indemnification Escrow Agreement, and (c) amounts payable by the Company pursuant to the A/B Side Letter.

“Company Intellectual Property” means all Intellectual Property used or held for use by the Company or any of its Subsidiaries in the conduct of the Business, including without limitation all (a) Company-Owned Intellectual Property; and (b) In-Bound IP Licenses.

“Company-Owned Intellectual Property” shall mean all Intellectual Property, including without limitation, Registered Intellectual Property and Company-Owned Software, that is owned by or proprietary to the Company or any of its Subsidiaries or is exclusively licensed to the Company or any of its Subsidiaries.

“Company-Owned Software” means all proprietary Software owned by or developed by or for the Company or any of its Subsidiaries.

“Company Product” means any product or service owned by the Company or any of its Subsidiaries (regardless of commercial availability) or otherwise marketed, sold or offered for license or sale by the Company or any of its Subsidiaries, including any such product or service in active development by the Company or any of its Subsidiaries.

“Company Shares” means, collectively, the Common Shares and Preferred Shares.

“Confidential Information” means any proprietary or confidential information relating to the products, services, business or affairs of the Business or the Company or Parent or their respective Subsidiaries, as applicable (whether or not such information is embodied in writing or other physical form), including, without limitation, information relating to:  (a) marketing or distribution data, (b) business methods, plans and efforts, (c) personnel data, (d) the identity of, or courses of dealings or contracts with, actual or potential business relations, (e) financial statements or other financial information, (f) computer databases, software programs and information relating to the nature of the hardware or software and how such hardware or software is used in combination or alone, (g) servicing methods, equipment, programs, analyses or profit margins, (h) Trade Secrets, know-how and Intellectual Property rights, and (i) information received by such party from a third party subject to the terms of a confidentiality, non-disclosure or similar agreement or with the reasonable expectation that such information would be treated as confidential or proprietary information.  Failure to mark information as confidential or proprietary will not adversely affect its status as Confidential Information.

“Damages” means any direct or indirect liability, Indebtedness, claim, loss, damage, Encumbrance, deficiency, obligation, judgment, penalty, responsibility, costs or expenses (including reasonable attorney fees and disbursements and the costs of litigation and investigation) of any nature whatsoever, but excluding special, exemplary and punitive damages (except to the extent such special, exemplary or punitive damages are claimed against or recovered from a Parent Indemnified Person in connection with a Third-Party Claim).

“Delivered,” “delivered,” or “made available,” or similar phrases, with respect to documents and other diligence materials made available to Parent, means actually delivered to an active transaction team member of Parent or Russell Bradley, Harriss Currie or David Reiter or Bass, Berry & Sims PLC or posted in the electronic data room for this transaction at least two (2) Business Days prior to the date hereof (or, to the extent delivered or posted less than two (2) Business Days prior to the date hereof, specifically confirmed, in writing, by Russell Bradley, Harriss Currie or David Reiter or Bass, Berry & Sims PLC as having been received).

“Encumbrance” means any charge, claim, equitable interest, lien, encumbrance, option, pledge, security interest, mortgage, encroachment, easement or restriction of any kind.

“Environmental Laws” means all domestic or foreign federal, state, local and municipal Legal Requirements concerning pollution or the protection of the environment (including, without limitation, soil, air, water and groundwater) or human health.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Company under Section 414 of the Code.

“Escrow Agent” shall mean JP Morgan Chase Bank, National Association.

“Executive Sale Bonus Percentage” means, with respect to a Sale Bonus Participant, the Executive Sale Bonus Percentage set forth with respect to such Sale Bonus Participant on Annex B.

“Expense Fund Amount” shall mean $400,000.

“First Sale Bonus Amount” means an aggregate amount equal to two million dollars ($2,000,000).

“Foreign Export and Import Laws” means the Legal Requirements and regulations of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data.

“Fraud” shall mean fraud, intentional misrepresentation or willful breach of a covenant.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 2.1 (Organization and Good Standing), Section 2.2(a) (Authority; No Conflict), Section 2.4 (Capitalization), Section 2.7 (Taxes) and Section 2.24 (Brokers or Finders).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any domestic or foreign federal, state, provincial, local or municipal court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority or instrumentality or other Person exercising the powers or function of any Governmental Authority.

“Governmental Authorization” means any domestic or foreign federal, state, provincial special or local license, permit, governmental authorization, certificate of exemption, franchise, accreditation, registration, approval or consent.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“IDbox Revenue” shall mean all gross revenue of Parent or any Affiliate of Parent (including the Surviving Company) attributable to sales to third parties of the IDbox System or related instruments, cassettes, assays, service contracts or accessories, whether sold as a complete system or in component parts, including, without limitation, IDbox cassettes (in the form they exist as the date of this Agreement and any derivatives thereof), computed in accordance with GAAP, less the following deductions to the extent actually incurred or allowed with respect to such sales:  (a) any applicable credits, or rebates based on rejected or returned products; (b) retroactive price reductions or discounts granted to third parties (that are not Affiliates of Parent) after revenue is received or calculated; (c) amounts paid in Taxes and other similar government charges; and (d) freight and shipping charges.  In addition to the foregoing, IDbox Revenue shall be reduced by third party collection costs, including, but not limited to, legal and other collectors’ fees (whether contingent and based upon collections or otherwise), orders and/or arbitration costs.  IDbox Revenue from outside of the United States shall first be determined in the currency in which earned and shall then be converted into an amount in United States dollars using Parent’s customary and usual conversion procedures used in preparing its financial statements pursuant to GAAP for the applicable reporting period.  In cases where the IDbox System or any component part is sold as a bundled product with other non-IDbox System products, the division of revenues between products in the bundle shall be based on list pricing for such products as determined by Parent in its sole discretion.  Gross revenues of Parent or any Affiliate of Parent that would not otherwise be IDbox Revenues pursuant to the foregoing provisions of this definition, but are attributable to sales to third parties of products or services that would be covered by one or more claims of an issued Patent comprising part of the Company Intellectual Property will be considered IDbox Revenue in proportion to the relative contribution, to the total market value of such products or services, of such Patents as compared to the contribution to such total value by the remainder of the components of such products or services, as mutually determined by Parent and the Seller Representative in good faith.

“IDbox System” means the complete “sample to result” fully automated and integrated clinical testing system comparable to such system that is currently being developed by the Company and its Subsidiaries, and including, but not limited to, the IDbox instrument and related cassettes, assays, software and accessories.

“Indebtedness” means the aggregate amount (including the current portion thereto), without duplication, of:  (a) all of the indebtedness of the Company or any of its Subsidiaries, contingent or otherwise, for money borrowed from others, purchase money indebtedness (other than accounts payable in the ordinary course of business to the extent expressly included in Net Working Capital) and reimbursement obligations of the Company or any of its Subsidiaries with respect to letters of credit (but for purposes of clarity, excluding any performance or surety bonds or letters of credit which have not been drawn or presented and which are issued in the ordinary course of business); (b) all of the indebtedness and obligations of the type described in clause (a) above guaranteed in any manner by the Company or any of its Subsidiaries through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course; (c) all of the indebtedness or obligations of the type described in clauses (a) and (b) above secured by any lien upon property owned by the Company or any of its Subsidiaries, even though the Company or such Subsidiary has not in any manner become liable for the payment of such indebtedness; (d) all obligations of the Company or any of its Subsidiaries to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of the Company as of such date computed in accordance with GAAP; (e) the deferred purchase price of assets, property or services incurred outside the ordinary course of business by the Company or any of its Subsidiaries; (f) all indebtedness of others guaranteed directly or indirectly in any manner by the Company or any of its Subsidiaries; (g) all obligations pursuant to which the Company or any of its Subsidiaries is responsible for any earn out or contingent payment (excluding (i) accounts payable in the ordinary course of business to the extent expressly included in Net Working Capital, (ii) Sale Bonuses and (iii) Company Expenses); and (h) all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described in (a) through (g), above, including as a result of the entry into this Agreement and the consummation of the transactions contemplated by this Agreement (including any repayment of Indebtedness at or prior to Closing).

“Indemnification Escrow Amount” means seven million six hundred thousand dollars ($7,600,000).

“Indemnification Escrow Fund” means the escrow fund established pursuant to the Indemnification Escrow Agreement.

“Intellectual Property” means all domestic and foreign (a) patents and patent applications, and all patents issuing thereon, including without limitation utility, model and design patents and certificates of invention, together with all reissue patents, patents of addition, divisionals, provisional applications, renewals, continuations, continuations-in-part, substitutions, additions, extensions, confirmations, re-examinations, and all foreign counterparts of the forgoing which are in the process of being prepared, and all inventions and improvements disclosed therein (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, designs, logos, commercial symbols and corporate names, and all registrations, applications and goodwill associated therewith, and the right to recover for past, present and future infringement thereof (collectively, “Trademarks”); (c) copyrights and all works of authorship, whether or not registered or copyrightable, and all applications, registrations, and renewals in connection therewith (collectively, “Copyrights”); (d) software, including without limitation computer programs, operating systems, applications, software, firmware, tools, data files, databases, graphics, schematics, interfaces, architecture, file formats, routines, algorithms, video players, transcoding systems, content management systems, data collection tools and any and all specifications and documentation related thereto and all copyrights therein (“Software”); (e) domain names and other computer identifiers, URLs, and registrations for any of the foregoing (“Domain Names”); (f) confidential and proprietary information, including without limitation, trade secrets, know-how, business rules, data warehouse management techniques, formulae, ideas, concepts, discoveries, innovations, improvements, results, reports, information and data, research, laboratory and programmer notebooks, methods, procedures, proprietary technology, operating and maintenance manuals, engineering and other drawings and sketches, customer lists, supplier lists, pricing information, cost information, business manufacturing and production processes and techniques, designs, specifications, and blueprints (collectively, “Trade Secrets”); and (g) all other intellectual property and proprietary rights in any form or medium known or later devised.

“IVD” means in vitro diagnostics.

“Key Employees” means the individuals participating in the Executive Change in Control Bonus Plan approved by the Company’s Board of Directors on June 29, 2011, as amended.

“Knowledge of the Company” (and any similar expression) means any matters actually known by, or which should be known following reasonable inquiry by, any officer of the Company or its Subsidiaries (but does not require, for the avoidance of doubt, that such individuals have conducted or obtained any freedom-to-operate opinions or similar opinions of counsel).

“Legal Requirement” means any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order or directive, or other pronouncement or provision have the effect of a Legal Requirement.

“Lenders” means Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and DT Capital China Growth Fund, L.P.

“Lender Percentage” shall, with respect to a Lender, mean the Lender Percentage set forth on Annex B.

“Lender Side Letter” means that certain letter agreement dated on or about July 6, 2012, by and between the Lenders and the Company to which Parent is an express third party beneficiary providing for the assignment of certain proceeds payable hereunder by the Lenders to one another and the other matters set forth therein.

“Material Adverse Effect” means any change, effect, condition, circumstance or development that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Company and its Subsidiaries taken as a whole.

“Net Working Capital” means, as of 11:59 p.m. (CDT) on the date immediately prior to the Closing, the current assets (excluding any deferred Tax asset) of the Company and its Subsidiaries as of such time, less (a) the current liabilities of the Company and its Subsidiaries as of such time (including the current liabilities relating to Taxes or Tax items, but excluding (i) any deferred tax liability that reflects a timing difference, (ii) Indebtedness, (iii) any severance obligations of the Company and its Subsidiaries in the amounts set forth on Annex D with respect to individuals set forth on Annex D and (iv) Company Expenses and Sale Bonuses, in each case calculated in accordance with GAAP.

“Open Source Technology” means any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software or similar licensing or distribution models, including Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Standards License (SISL), (g) the BSD License, (h) Affero GPL and (i) the Apache License.

“Options” means options to purchase Common Shares granted pursuant to the Company’s equity incentive plans.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority, whether preliminary or final.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (c) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Real Property that do not affect or interfere in a material way with the use of the Real Property by the Company and its Subsidiaries; (d) statutory or common law Encumbrances to secure obligations to landlords, lessors or renters under leases or rental agreements; and (e) immaterial deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirement.

“Person” means any individual, partnership, limited partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or any Governmental Authority.

“Pre-Closing Tax Periods” means all taxable periods of the Company ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Preferred Shares” means, collectively, the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private).

“Pro Rata Junior Preferred Percentage” shall, with respect a Series A Shareholder and Series B Shareholder, mean the applicable percentage set forth on Annex B.

“Pro Rata Percentage” shall, with respect to a Shareholder, mean the applicable percentage set forth on Annex B.

“Pro Rata Series C Percentage” shall, with respect to a Series C Shareholder, mean the applicable percentage set forth on Annex B.

“Related Person” means, with respect to (a) any individual, such individual’s spouse, siblings, children, sibling’s children, or parents, and (b) an entity, the officers, directors, shareholders (or owners) of such Person.

“Release Date” shall mean the date that is the earlier of (a) 36 months following the Closing Date and (b) 12 months following the date of the first commercial (excluding beta or prototype) sale of the IDbox System in the United States as evidenced by the shipment of the first IDbox instrument to a customer in the United States.

“Required Company Shareholder Vote” means the affirmative vote of (a) the holders of 51% of the outstanding Series C Preferred Shares and (b) the holders of a majority of the outstanding Company Shares, voting together on an as-converted basis.

“Sale Bonus” means any amount payable to a Sale Bonus Participant pursuant to a Sale Bonus Plan.

“Sale Bonus Participant” means each Person entitled to a payment pursuant to the terms of a Sale Bonus Plan.

“Sale Bonus Plans” means, collectively, the Executive Change in Control Bonus Plan approved by the Company’s Board of Directors on June 29, 2011, as amended, and the Broad-Based Change in Control Bonus Plan approved by the Company’s Board of Directors on June 29, 2011, as amended.

“Second Sale Bonus Amount” means an aggregate amount equal to one million dollars ($1,000,000).

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” means, collectively, each Shareholder and each Sale Bonus Participant.

“Series A Liquidation Preference” means an aggregate amount equal to $2,581,159.07.

“Series A Preferred Shares” means the Series A Preferred Shares, par value US$ 0.001 each, of the Company.

“Series A Shareholders” means, collectively, the holders of Series A Preferred Shares as of immediately prior to the Effective Time.

“Series B Liquidation Preference” means an aggregate amount equal to $1,165,674.39.

“Series B Preferred Shares” means the Series B Preferred Shares, par value US$ 0.001 each, of the Company.

“Series B Shareholders” means, collectively, the holders of Series B Preferred Shares as of immediately prior to the Effective Time.

“Series C Liquidation Preference” means an aggregate amount equal to $31,603,920.93.

“Series C Preferred Shares” means the Series C Preferred Shares, par value US$ 0.001 each, of the Company.

“Series C Shareholders” means, collectively, the holders of Series C Preferred Shares as of immediately prior to the Effective Time.

“Shareholders” means, collectively, the holders of Company Shares as of immediately prior to the Effective Time.

“Special Escrow Amount” means five hundred thousand dollars ($500,000).

“Special Escrow Fund” means the escrow fund established pursuant to the Indemnification Escrow Agreement with respect to Special Indemnity Matters.

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Successful CE Marking” (an acronym for the French phrase “Conformité Européenne”) means the reasonable and good faith declaration by Parent, the Surviving Company, or any of their Affiliates (evidenced by such party affixing the “CE” symbol to the IDbox System) that the IDbox System complies with the essential requirements of the relevant legislation of the European Union relating to health, safety and environmental protection (including, but not limited to, the following European Directives concerning medical devices:  the Active Implantable Medical Devices Directive (90/385/EEC); the Medical Devices Directive (93/42/EEC), as amended in Directives 2000/70 and 2001/104 on medical devices incorporating stable derivatives of human blood or human plasma; and the In Vitro Diagnostic Medical Devices Directive (98/79/EC)), which allows Parent or the Surviving Company or any of their Affiliates to circulate the IDbox System freely within the internal market of the European Union.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Legal Requirements and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Legal Requirements of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Warrants” means warrants to purchase Company Shares (and shall exclude any Options).

“Working Capital Target” means zero dollars ($0).